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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metcash Trading Limited

*CURRENT ADDRESS 4 Newington Road
Silverwater NSW 2128
Australia

**FORMER NAME PROCESSED

**NEW ADDRESS MAY 25 2004

THOMSON FINANCIAL

FILE NO. 82- 34788 FISCAL YEAR 04-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5-24-04

Metcash
TRADING LIMITED AUSTRALASIA

Metcash Trading Limited Annual Report 2002


IGA
DISTRIBUTION
ALM
AUSTRALIAN LIQUOR MARKETERS
Campbells
Wholesale Cash & Carry
Metcash
TRADING LIMITED AUSTRALASIA

To be the marketing and distribution leader in food and other fast-moving consumer goods

OUR

Championing the customer

Our stakeholders are entitled to added value

Responsibility and personal accountability

Empowering our people and supporting our communities

VALUES are nothing without integrity

About us

Metcash Trading Limited is a leading marketing and distribution company operating in the grocery and liquor wholesale distribution industries through its three business units, namely:

- IGA Distribution (Independent Grocers of Australia)
- Australian Liquor Marketers
- Campbells Cash & Carry

CONTENTS

THE YEAR'S HIGHLIGHTS

- Profit growth after tax from continuing businesses of 76.5 per cent from $32.7 million to $57.7 million. Profit before tax up 35.6 per cent to $89.2 million.
- Sales growth of 13.9 per cent for the continuing businesses.
- Signing of a long term agreement with Interfrank Holdings Pty Limited under which Metcash will distribute to all Franklins stores in Australia.
- Transfers of former Franklins stores to IGA through the Joint Independent Divestment Alliance.
- Supply deal signed with the FoodWorks Supermarket Group that is forecast to contribute $180 million in revenue to IGA Distribution and Australian Liquor Marketers in the first year.
- Major warehouse expansions at Laverton (Victoria), Silverwater (NSW) and Loganlea (Queensland), improving capacity and customer service.
- Completed buyback of converting preference shares issued in 1997. Those preference shares not bought back converted to ordinary shares on December 8, 2001.
- Consolidation of the company's role as the Champion of the Independent Retailer.
- Cash flow from operations of $136 million, which allowed the group to repay $60 million in borrowings.
- Full-year dividend of 5 cents per ordinary share, up from 1.5 cents last year. Earnings per share rose from 3.93 cents to 8.89 cents.


IGA.

REPORT FROM THE CHAIRMAN

AND THE CHIEF EXECUTIVE OFFICER

Record annual profit growth over the past 12 months underlines Metcash's standing as a major wholesale distributor supporting Independent Retailers across Australia.

The company has been described as one of the best-performing stocks on the Australian market, a status that supports strategies put in place since Metro Cash & Carry South Africa acquired control of the business four years ago.

The company's profit after tax for the 12 months to April 30, 2002, rose 76.5 per cent from $32.7 million to $57.7 million. Profit before tax increased 35.6 per cent to $89.2 million, and earnings per share were up from 3.93 cents to 8.89 cents.

Sales growth for continuing businesses rose 13.9 per cent, while earnings before interest, goodwill amortisation and taxes were $117 million, up 25 per cent on the previous year. The cash flow from trading operations was $136 million.

A full-year dividend of 5 cents per share has been declared, up from last year's 1.5 cents per share and 0.5 cents the year before.

The strong financial performance allowed the group to repay $60 million in borrowings.

By any measure, these figures demonstrate the company's growing strength. Metcash's three business pillars – IGA Distribution, Australian Liquor Marketers and Campbells Cash & Carry – continue to expand, as evidenced by their strong rise in sales.

IGA Distribution, posted a 22.3 per cent rise in sales for the year. This was the result of strong growth from existing IGA stores, the conversion of former Franklins stores to IGA stores under the Joint Independent Divestment Alliance and the commencement of distribution to the new Franklins retail chain operated by Interfrank Holdings Pty Limited.

The acquisition of new customers as a consequence of the break up of the old Franklins retail chain has provided a substantial increase in turnover that is being serviced without any appreciable increase in fixed costs.

IGA Distribution is firmly established as one of the three major players in the grocery retail market in Australia. The strong growth shown in the past year is expected to increase further.

Revenue at Australian Liquor Marketers grew by 5.5 per cent, a solid performance in a flat market, and ALM maintains its position as the leading broad range liquor wholesaler in Australia.

Official launches of the new Harbottle On Premise operation were carried out in April with sales for this category already up 30%

The strong financial performance allowed the group to repay $60 million in borrowings.

on last year. ALM is now a major presence in the growing on-premise market.

Sales for Campbells Cash & Carry jumped 7.4 per cent on the back of organic growth. The division's earnings before interest and tax fell from $5.4 million last year to $3.5 million – a result that can be attributed to long-term investments to improve infrastructure and logistics within the division. Spending to target a larger market share of the lucrative confectionery market, in particular, is expected to generate revenue growth. Campbells is now geared for stronger earnings results next year and beyond.

A further important initiative during the year was Metcash's buyback of 40 million converting preference shares. Those preference shares not bought back were converted into ordinary shares on December 8, 2001. The buyback reduced one of the company's highest cost sources of finance and increases earnings per ordinary share.

Given the solid foundation that has been laid over the past four years and the strong 2002 financial results, Metcash is confident of ongoing growth within its three key divisions.

State-of-the-art technology solutions across our world-class national warehouses – and especially at our new facility at Laverton in Victoria – are streamlining customer delivery and reducing the cost of doing business across the three divisions.

Continued investment in information technology has enabled improvements in productivity, customer needs being met and ready access to management information. Current projects include extending implementation of the Peoplesoft ERP platform across business pillars, completion of a data warehouse and new merchandising systems and upgrading warehouse management systems to the new EXE software. New e-trade initiatives are also being progressively brought on line.

High service levels remain at the core of Metcash's success. If our customers are not successful, we are not successful. With that in mind, the company continues to focus on teamwork and staff training programs for the benefit of employees, customers and stakeholders.

Metcash's key objective is to be "The Champion of the Independent Retailer". It is a constant focal point for management and staff, and adhering to that goal will guarantee the group's ongoing success.

The company's commitment to its employees at every level and in every division of the business continues to be

High service levels remain at the core of Metcash's success.

REPORT FROM THE CHAIRMAN
AND THE CHIEF EXECUTIVE OFFICER continued

rewarded with high levels of staff morale. Clear communication channels, regular briefings and an emphasis on training programs has reinforced the core values of the company and contributed to the rising status of the Metcash group.

We thank our staff, suppliers and customers for their contributions to the ongoing success of the company.

Carlos S. dos Santos
Chairman

Andrew Reitzer
CEO

23 July 2002



Carlos S. dos Santos, Chairman



Andrew Reitzer, CEO

Metcash's key objective is to be "The Champion of the Independent Retailer".

Metcash Trading
Value Added Statement

Revenue			6,177,729
Expenses	(5,813,748)		
Value Added			363,981
Employees		58%	213,780
Government		12%	43,151
Lenders		3%	9,689
Shareholders		6%	20,249
Reinvested		21%	77,112
		100%	363,981

Employees 58%

Government 12%

Lenders 3%

Shareholders 6%

Reinvested 21%



Full Year Earnings Per Share (Cents)


10
8
6
4
2
0
-2
-4
8.89
3.93
-2.61
2000
2001
2002

Operating Cash Flow


$M
140
120
100
80
60
40
20
0
136
58.7
3.4
2000
2001
2002

Cost of doing business as a % of Gross Profit


82.40%
80.50%
75.20%
FY2000
FY2001
FY2002

PBT and Goodwill Amortisation as a % of Sales


5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.87%
1.53%
1.19%
FY2000
FY2001
FY2002

OPERATIONS SUMMARY

Major activities

- Integration into the IGA fold of former Franklins stores through the Joint Independent Divestiture Alliance (JIDA).
- Long term supply agreement with Interfrank to distribute grocery products to the new Franklins Supermarket chain.
- Aggressive store development programs that are strengthening the IGA brand, increasing sales and building retail and distribution awareness.
- Expansion of eight world-class distribution centres, benchmarked to international efficiency standards, to deliver dry, chilled and frozen groceries to about 4,500 independent retail grocery stores in the eastern states and South Australia.
- Consolidating IGA's reputation as the Champion of the Independent Retailer.

Significant achievements

- An increase in the number of IGA stores to 1,101, including the takeover of former Franklins stores.
- ACNielsen research shows IGA Distribution retailers increased their share of Australian supermarket sales by 2.2 per cent to 13.4 per cent over the past 12 months.
- Sales across the division were up 22.3 per cent on last year, including same-store growth of 8.8 per cent at IGA stores.
- IGA retailers continue to demonstrate their community commitment, announcing major sponsorships with Athletics Australia and the Special Olympics.

Future directions

- Bedding down distribution arrangements with the FoodWorks Supermarket Group and Foodway retailers.
- Further development of the parallel retail brands, IGA and FoodWorks.
- An additional 30,000sq m of retail space, added over the coming year for IGA retailers across Australia, will deliver ongoing sales and revenue growth.
- The introduction of world-class electronic warehouse systems will further cut operating costs and provide better customer service.
- Ongoing rollout of technology solutions across the group's stores.
- Continued focus on staff and management training.


RITCHIES
Supermarket IGA

"This year IGA has come of age ... Our energies are focused on the one brand. Out of stock is the bane of this industry, once you lose a sale you never recover it. Nowadays with efficiencies through the distribution system we are starting to achieve results of 97.5 or 98 per cent stock satisfaction. From an independent's view, I've never known it to be as good as it has been in the last 12 months."

– Fred Harrison
IGA retailer, Ritchies, Victoria.



"This is quite a unique relationship. We are very happy with the way things are panning out with Metcash and IGA. We've seen real improvements in efficiencies. A lot of work has been done in upgrading and developing systems to ensure that we have very high service and excellent in-stock levels. Jointly moving forward we have commitments to improve the service further."

– Aubrey Zelinsky
Managing Director of Interfrank Holdings Pty Limited (Franklins)

THE IGA DYNAMO

[illegible] has consolidated its status as [illegible] most dynamic retail company, with [illegible] IGA stores nationally.

[illegible] and income at a greater rate than volume [illegible] business – resulted in earnings before [illegible] and tax of $64.7 million, up 39.5 [illegible] the previous year.

Strong marketing and positi[illegible] IGA brand has led to signi[illegible] the number of IGA stores [illegible] and IGA retail sales.

Based on ACNielsen [illegible] Distribution's retaile[illegible] number three posi[illegible] national market s[illegible] to 12.4 per cent.

Sales for the d[illegible] on the previous [illegible] 3.9 per cent, [illegible] the new Franklins supermarket chain (Interfrank) and the former Franklins stores bought by IGA retailers.

The integration of these former Franklins stores into the IGA fold through the Joint Independent Divestiture Alliance (JIDA) has largely bee[illegible]

[illegible]



DAIRY FREEZER WAREHOUSE
IGA
DISTRIBUTION
IGA
INDEPENDENT GROCERS OF AUSTRALIA

[illegible] supplied by Australian Independent Wholesalers.

This important development allows IGA Distribution to have a second parallel retail brand to IGA, which addresses the problem of IGA site clashes in certain areas.

[illegible]



IGA
NATIONAL CATALOGUE



BLACK & GOLD
NATIONAL CATALOGUE

THE IGA DYNAMO continued

day productivity issues and an ongoing commitment to staff training complements the focus on costs.

Benchmarking analysis to identify best practice, internationally and in Australia, shows IGA Distribution compares more than favourably with similar businesses in the United States and Canada.

Central to the streamlining of the division are eight world-class distribution centres. Extensions to distribution centres at Laverton (Victoria), Silverwater (NSW) and Loganlea (Queensland) will allow more new business to come on board. The new Laverton facility has provided IGA Distribution with additional capacity for its grocery range and has added more than 8,000sq m to accommodate freezer/chiller requirements.

Breakthroughs have also been made on the finance front. A major new finance package, exclusive to IGA retailers, was launched at the second combined National Metcash Expo and IGA Conference in Brisbane last year. The package enables IGA store owners to utilise the equity in their businesses for store expansion, refurbishment or acquisition. The initiative has been developed by Westpac in consultation with IGA Distribution. This


JAMS
SPREADS
PIZZA
Dr Pepper

package represents another major step forward for IGA retailers. In the past, independent retailers wanting to grow their businesses had to use personal assets as security.

Benefits of the JIDA, Franklins and FoodWorks deals will continue to generate growth for the next few years.

Regardless of market changes, IGA Distribution's philosophy of being the Champion of the Independent Retailer – will remain at the heart of our success.


LIQUOR WORKS

"There were three fundamental reasons for us moving to Metcash as our wholesale partner. Firstly, the ability for us and Metcash to agree to a long-term warehouse supply deal. Secondly, Metcash offers an opportunity to partner with a warehouse system that is driven on global benchmarks and performance criteria. Thirdly, our agreement enables FoodWorks to become an *independent business model that is an in-parallel retail* brand to IGA."

– Peter Noble
CEO of FoodWorks Supermarket Group.


crown
IGA
FC 2

Laverton Distribution Complex

OPERATIONS SUMMARY

Major activities

- ALM maintains its status as the leading broad range liquor wholesaler in Australia.
- Completion of new warehouses at Loganlea and Cairns in Queensland and at Laverton in Victoria gives ALM a significant edge over its distribution rivals.
- Cost-efficient distribution centres across Australia and New Zealand meet the wine, spirits and beer requirements of more than 13,000 licensed premises.

Significant achievements

- Revenue growth of 5.5 per cent in a flat market.
- Successful trials of the first stage of the ALM web portal.
- Upgrading and rebranding of ALM's on-premise marketing arm,

Harbottle On-Premise, to better serve the needs of restaurants, pubs and clubs.

Future directions

- Increasing market share in the critical 'ready-to-drink' market.
- Additional revenue is expected to be generated for ALM by the Metcash-FoodWorks supply agreement.
- Further growth of ALM's on-premise business.



"As soon as our retail members don't phone to complain, we know there are no problems. In the absence of any issues we know that everything is running smoothly, and the last year has been a fantastic year as far as service has been concerned. Hardly any out of stock. What we need is great service with a cost-efficient infrastructure and timely delivery – and that's what we've got."

– Heidi Solterbeck
ALM customer and adviser to the Innkeeper board in Victoria.


LIQUOR

"We've got nothing but praise for ALM because they helped us form as a company and have supported us throughout. I have the highest regard for their people because anything you want is done, any problems are sorted out. ALM has helped nurture us and get us to the point where we are successful with 118 stores around the country."

– Craig Field
ALM customer, Liquor Services Group, NSW.

AUSTRALIAN LIQUOR MARKETERS

ALM LEADS THE MARKET

...uor Marketers is the leading ...ed liquor wholesaler in Australia ...

... last year ... challenging ...

...ings before interest and tax was ... against last year ... this is a solid result. We are co... and profits will increase nex...

ALM is Australia and New ... ...road range liquor wh... total of 24 distribution ... large and small custo... and off-premise outl...

...

The pre-eminence of its position in the ... means ALM is well positioned to take advantage of the growth of the ... market, which is showing no signs of slowing down.

ALM's strong year-on-year performance was also attributed ...

includ... ...

... features that are not available in competing systems. These include ... stock availability and features that allow the ordering process to be facilitated by creating shopping lists prepared on the basis of recent sales.

The logistical, ... and cost control ...



OPERATIONS SUMMARY

Major activities

- 40 wholesale Cash & Carry warehouses across NSW, Victoria, Queensland and South Australia carry liquor, food service grocery, dairy, frozen, confectionery and tobacco items to about 78,000 business customers.
- C Store Distribution provides a standard pricing and promotional offer to multi-site, petroleum and other convenience store customers on a wide range of products, reducing the need for customers to have a large number of vendors servicing their sites.

Significant achievements

- Sales growth of 7.4 per cent on the previous year.
- Installation of a state-of-the-art "put to light" electronic warehouse system, which has transformed the order and delivery system at the company's Liverpool warehouse in NSW.
- Campbells Cash & Carry has confirmed its standing as an industry leader specialising in "single pick" supply for the convenience store market.

Future directions

- Expansion of the Lucky 7 banner, with store numbers predicted to rise from 13 to 80 in the next year.
- Roll-out of the Collective Buying Group (now in NSW) to Victoria, South Australia and Queensland.
- Implementation of strategies to gain a larger share of the convenience/confectionery market.
- Further rollout of electronic warehouse systems across the country for fast-moving goods.



"Overall I think the service is great. We've been dealing with Campbells for about three years now. There's a lot of communication ... It's not just delivery time that is important but also the pricing factor. That is a critical point because we set up our menus according to prices. And Campbells have been spot on. It's in invoicing that their electronic warehouses show up."

– Agnello D'Souza
Assistant Finance Controller,
Mercure Hotel Group, Sydney.

"The Lucky 7 banner has given us a measure of competition against our competitors. Things have improved dramatically and we now work closely with Campbells in terms of product changes ... A business of this size has to stay close to the source at all times and try to work together with them to help us and our customers."

– Neil O'Malley
Lucky 7 operator, Forster, NSW.



"We've got a very good relationship with Campbells. Our stores are getting a good response when they've got issues ... It's pleasing when commitments are made and they are actually carried through ... We run a day-to-day business and if your stores run out of stock it is a serious issue. (With confectionery) they've put more reps on the road because one of the issues with confectionery is keeping up with the changing marketplace."

– Reg Johnston
CEO of United Convenience Buyers, a retail buying and consulting group for fuel distributors and private operators.

MEETING THEIR CUSTOMERS NEEDS

[illegible] growth has highlighted a year of [illegible]tion for Campbells Cash & Carry.

[illegible] rose 7.4 per cent on the previous year, [illegible]ficant result attributable to organic [illegible]th rather than acquisitions.

[illegible] of the growth was generated from the convenience store sector, in which considerable expansion is occurring among stand-alone stores and [illegible] company outlets.

Campbells Cash & Carry's [illegible] earnings before interest and tax fell from the previous year's $5.4 million to $[illegible] to an aggressive strat[illegible] share of the confecti[illegible] small retail and hos[illegible] one-off investmen[illegible] to guarantee sto[illegible] door to larger s[illegible]

Campbells, with more than 1000 staff, operates from [illegible] across NSW, Victoria, Queensland and South Australia and has an active customer base of more than 78,000 business customers. It distributes a broad range of products across the liquor, food service, grocery, dairy, frozen, confectionery and tobacco categories.

The busines[illegible] convenienc[illegible] Convenienc[illegible] will continu[illegible] section, Cam[illegible] "street busin[illegible] cafes and in[illegible]

[illegible]

[illegible] Distributio[illegible] [illegible]er in the [illegible]



[illegible] the new "put to [illegible] system that has [illegible] delivery system at [illegible]se in NSW. [illegible]logy in the warehouse has cut costs and guaranteed the accuracy of orders. Further rollout of the system is being planned at Campbells warehouses across the country.

During the year, Campbells Cash & Carry made significant strides in building a banner for its [illegible] Lucky 7 brand. [illegible]ected to be in [illegible] year, up from the [illegible] supported through [illegible] and preferential [illegible] Campbells.

[illegible] marketing [illegible]

THE BOARD

CARLOS S. DOS SANTOS
CA (SA)
Non-Executive Chairman

Member of the Remuneration Committee

Mr Carlos dos Santos, 58, is the Chief Executive of Metro Cash & Carry Limited ("Metro"), a South African public company and the Company's Chief Entity.

A.E. (TED) HARRIS, AC FID, FAIM, FAICD
Non Executive Deputy Chairman

Chairman of the Remuneration Committee

Mr Ted Harris, 75, served as MD and CEO of the Ampol Group from 1977 to 1987. He was Chairman of Australian Airlines from 1987 to 1992. Currently Mr Harris is Chairman of BAE Systems Australia, Arena Management, Gazal Corporation, Thakral Holdings, Australian Radio Network and St. Vincents Clinic Foundation. He is Deputy Chairman of APN News and Media, Life Governor of the Melanoma Foundation and a Life Member of the Australian Sports Commission. He was a member of the executive board of the Sydney Olympics 2000 Bid Company.

ANDREW REITZER
CEO Metcash Group of Companies

49 years of age

(Bcomm and MBL).

Mr Andrew Reitzer had 20 years experience with Metro. Previous positions include Group Operations Director, heading Metro's operations in Russia and Israel, Marketing Director, IT Director and heading various operating divisions of Metro.

MIKE JABLONSKI
Group Merchandise Director

49 years of age.

Mike has 30 years experience in the Food Industry. Previous position was Director of Distribution and Retail Development for Metro. Prior positions include Merchandise and Marketing Director of Score Food Holdings Ltd and Merchandise Executive – Foods of OK Bazaars. From 1992-1996, Mike was Deputy Group Merchandise Director for Metro.

EDWIN JANKELOWITZ

Finance Director

59 years of age

(Bcomm CA(SA))

Previously Group Managing Director and Chairman of CTP/Caxton Group of Companies and Finance Director of Adcock Ingram Limited.

BERNARD J HALE
BTh (SA)
Non Executive Director

Mr Hale, 46, is a Director of Metro Cash & Carry Limited of South Africa. Mr Hale has 27 years IT industry experience and has been with Metro for 21 years holding positions as Operations Director IT, Group IT Director, Group Operations Director (Domestic) and Corporate Group IT Director.



V. DUDLEY RUBIN
CA (SA), Hdip BDP, MBA
Non Executive Director

Chairman of the Audit Committee

Mr Dudley Rubin, 58, is Group Finance Director of Metro Cash & Carry Limited, a South African public company and the Company's Chief Entity.

RICHARD A LONGES
BA (Sydney), LLB (Sydney), MBA (NSW)
Solicitor (non practising)
Non Executive Director

Member of the Audit Committee

Mr Richard Longes, 57, is Chairman of General Property Trust, Deputy Chairman of Lend Lease Corporation Limited and a director of various other public companies.
Mr Longes is a Director of Investec Australia Limited and was formerly a partner in Freehill Hollingdale & Page solicitors.

PETER BARNES

MBA (Melbourne), B Commerce (Hons) (Melbourne)
Non Executive Director
Member of the Audit Committee

Mr Peter Barnes 59, is Chairman of Samuel Smith & Sons Pty. Ltd. - Yalumba Wines, a Director of Ansell Ltd., President of the Winemakers Federation of Australia and a member of the Governments National Food Industry Council.
In a 29-year career with Philip Morris International Inc. he held several senior management positions in Australia and overseas - including Managing Director Lindeman Holdings Ltd. His final assignment was in Hong Kong as President, Asia Region Philip Morris International Inc.

MIKE WESSLINK
(B.Sc. (Chem.Eng.) Syd, MBA (UNSW))
CEO Australian Liquor Marketers

Mr Wesslink, 55, joined ALM in March 1998. He has worked in the liquor industry for over 30 years having previously held the Chief Executive positions of Tooheys Limited and The Swan Brewery Company Limited. More recently, before joining ALM, Mr Wesslink worked as Managing Director of Amcor Containers Packing, Asia in managing and establishing packaging operations throughout Asia, particularly in China and Singapore.

LOU JARDIN
CEO IGA Distribution

45 years of age, Lou has extensive industry experience including owning and operating independent supermarkets and holding senior positions within a chain store environment as well as warehouse and distribution operations. Lou held a senior position with Coles for 11 years before joining Metcash in 1997 as the National Manager of Company owned stores. In 1998, he moved to Queensland as the State General Manager until his current appointment to the role of CEO IGA Distribution.





Left to right:
Lou Jardin, Doug Sweeney, Ken Bean, Mike Wesslink, Edwin Jankelowitz, Andrew Reitzer, Mike Jablonski, David Johnston, Peter Dubbelman.

ANDREW REITZER
CEO Metcash Group of Companies

49 years of age (Bcomm and MBL). Mr Andrew Reitzer had 20 years experience with Metro. Previous positions include Group Operations Director, heading Metro's operations in Russia and Israel, Marketing Director, IT Director and heading various operating divisions of Metro.

EDWIN JANKELOWITZ
Finance Director
59 years of age
(Bcomm CA(SA))

Previously Group Managing Director and Chairman of CTP/Caxton Group of Companies and Finance Director of Adcock Ingram Limited

MIKE JABLONSKI
Merchandise Director

49 years of age. Mike has 30 years experience in the Food Industry. Previous position was Director of Distribution and Retail Development for Metro. Prior positions include Merchandise and Marketing Director of Score Food Holdings Ltd and Merchandise Executive – Foods of OK Bazaars. From 1992-1996, Mike was Deputy Group Merchandise Director for Metro.

LOU JARDIN
CEO IGA Distribution

46 years of age, Lou has extensive industry experience including owning and operating independent supermarkets and holding senior positions within a chain store environment as well as warehouse and distribution operations. Lou held a senior position with Coles for 11 years before joining Metcash in 1997 as the National Manager of Company owned stores. In 1998, he moved to Queensland as the State General Manager until his current appointment to the role of CEO IGA Distribution.

PETER DUBBELMAN
CEO Campbells Cash & Carry

41 years of age, appointed CEO of Campbells and CStore Distribution in June 1998. Has over 20 years experience in fast moving consumer goods distribution at wholesale, primarily in multi-site general management and operations.

Peter has successfully initiated major growth of the wholesale business through the establishment of an effective network of Campbells and C store Distribution warehouses which service the hospitality, liquor and convenience sectors in Australia.

MIKE WESSLINK
CEO Australian Liquor Marketers
55 years of age
(B.Sc. Chem.Eng., MBA)

Joined ALM in April 1998. Has worked in the liquor industry for over 27 years having previously held the Chief Executive position of Tooheys Limited and The Swan Brewery Company Limited. More recently worked as Managing Director of Amcor Containers Packing, Asia in managing and establishing packaging operations throughout Asia, particularly in China and Singapore.

KEN BEAN
Chief Executive, Group Logistics and Corporate Development

49 years of age (MBA). Mr Ken Bean has over 30 years experience in the retail wholesale industry. Previously Ken was General Manager of Coles Myer Logistics Pty Ltd and was also responsible for Coles Myer Asia's buying offices. Ken has also held senior roles in corporate development as well as finance and administration.

DAVID JOHNSTON
Chief Human Resources Officer
50 years of age. M. Bus. (Employment Law), AFAHRI, JP.

David Johnston joined Metcash in December 2001. He has had 25 years experience in Human Resources with some of Australia's leading FMCG companies including Cadbury Schweppes and Simplot Australia at Senior Executive level. He has designed and implemented successful programmes in Executive development and brought about major Culture Change initiatives at a national and international level.

DOUG SWEENEY
Chief Information Officer
43 years of age

Joined the Company as CIO in May 1999 after 18 months of contracting to the IT department, most recently as Application Services Manager. Doug has more than 23 years experience in information technology encompassing both infrastructure and applications areas with the last 8 years specialising in large system implementations for the Retail and Distribution industries.

Financial and Statistical Highlights - Five Year Review

	2002 $'000	2001 $'000	2000 $'000	10 Months 1999 $'000	1998 $'000
Income Statement					
Net Sales	**5,769,379**	5,378,293	5,147,653	3,372,341	4,566,274
Earnings before significant items, amortisation, interest and taxation	**117,481**	97,583	74,607	48,764	19,037
Earnings before significant items, interest and taxation	**98,915**	78,612	55,344	37,095	7,405
Interest	**9,689**	15,058	14,442	8,966	24,725
Operating profit before tax and significant items	**89,226**	63,554	40,902	28,129	(17,320)
Balance Sheet					
Metcash Shareholders Equity	**343,634**	354,004	341,946	356,972	408,125
Net Tangible Assets per share (cents)	**16**	(12)	(21)	(8)	-
Interest bearing debt to equity (%)	**51**	66	76	46	38
Share Statistics					
Fully paid ordinary shares	**604,199,148**	485,086,863	483,729,763	483,729,763	483,729,763
Weighted average ordinary shares	**531,914,131**	484,302,348	483,729,763	483,729,763	448,585,093
Converting preference shares	-	151,761,855	151,761,855	151,761,855	151,761,855
Basic Earnings per ordinary share (cents)	**8.89**	3.96	(-2.61)	0.29	(-3.39)
Dividends per ordinary share (cents)	**5**	1.5	0.5	-	-
Dividends per CPS (cents)	**8.43**	9	9	4	4
Other Statistics					
Number of Employees	**4,156**	5,220	8,460	10,463	12,109

TABLE OF CONTENTS

The Directors support and adhere to the principles of corporate governance. In supporting those principles, the Directors acknowledge the need for the highest standards of behaviour and accountability.

The Board

The Board consists of a majority of Non-Executive Directors.

The principal functions of the Board include:

- reviewing goals, strategy and annual business plans;
- monitoring operational and financial performance and risk of each of the Company's activities;
- reviewing major capital expenditure, acquisitions, divestments and funding;
- reviewing performance, remuneration and succession of senior management;
- monitoring compliance with regulatory requirements, including occupational health and safety laws, product safety and the protection of the environment; and
- monitoring the Company's relationships with its stakeholders and compliance with the Company's Code of Conduct.

Nominations to the Board

The Board has adopted the following principles:

- The Chairman of the Board should be a Non-Executive Director;
- The Board should comprise a majority of Non-Executive Directors;
- The Board should comprise persons with a broad range of skills and experience appropriate to the needs of the Company; and
- The Board should review its performance on a regular basis.

The composition of the Board is monitored (both with respect to size and membership) to ensure that the Board has the appropriate mix of skills and experience.

When a vacancy exists, or when it is considered that the Board would benefit from the services of a new Director with particular skills, the Board selects a panel of candidates with appropriate expertise and experience. This may be supplemented with advice from external consultants if necessary. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders.

Audit Risk & Compliance Committee

The membership of the Audit Risk & Compliance Committee consists of Non-Executive Directors.

The function of the Audit Risk & Compliance Committee is to advise on the establishment and maintenance of a framework of internal control, effective management of financial risk, compliance with laws and regulations and appropriate ethical standards for the management of Metcash Trading. It also gives the Board additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in financial statements.

The principal terms of reference of the Audit Risk & Compliance Committee are:

- The effective management of financial risk through ensuring that systems and management processes are in place to identify and manage operational, financial and compliance risks. Specific areas of review include:
  - Financial risk and exposure.
  - Occupational Health and Safety
  - Environmental issues
  - HACCP
  - Integrity of Information Technology systems

- The provision of reliable management and financial reporting. This is done by reviewing and assessing the:
  - Quality and timing of management reporting to the Board to enable internal and external reporting of the company's risks, operations and financial condition.
  - Accounting policies and practices against generally accepted accounting principles and the requirements of the Corporations Law, Australian Accounting Standards and Australian Stock Exchange requirements.
  - Half yearly and annual financial statements.
- Compliance with laws and regulation by monitoring developments and changes in the various rules, laws and regulations relating to the company's business operations, the responsibilities of directors and reviewing the extent to which the Board and the company are meeting their obligations and to ensure that all requirements are met.
- The maintenance of an effective and efficient audit function. This is achieved by:
  - Recommending to the Board the appointment of external and internal auditors.
  - Reviewing the effectiveness of the external and internal audit functions.
  - Ensuring audit scopes are adequate and cover areas of anticipated risk.
  - Review audit findings and management response.
  - Ensure auditors have the necessary access to company information and staff to fulfil their obligations.

Risk Management and Code of Ethics/Conduct

The Board has in place a number of policies and procedures to monitor and manage operational and financial risks of the Company. These policies address, among other things, equal employment opportunity, discrimination and harassment, occupational health and safety, product safety, environment, foreign exchange and interest rate exposure (including derivatives), insider trading and trade practices.

The Company also operates a continuous disclosure regime throughout the Group.

The Board reviews the effectiveness of risk management policies and procedures by:

- undertaking, annually, a comprehensive strategic and budget review of the Group's activities;
- reviewing monthly financial performance against the budget and updated forecasts at least quarterly;
- reviewing the internal audit of the Group's financial controls, taxation compliance and adherence to policies and regulations; and
- reviewing annually the effectiveness and adequacy of the Group's insurance program.

Remuneration Committee

The membership of the Remuneration Committee consists of Non-Executive Directors. The function of the Remuneration Committee is to review on an on-going basis the remuneration and policies applicable to senior management and Non-Executive Directors.

Executive Directors do not participate in the Committee's review of their own remuneration. This review role also includes responsibility for share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements and fringe benefits policies.

Remuneration levels are competitively set to attract qualified and experienced Directors and senior management.

Reviews are undertaken from time to time by external remuneration specialists appointed by the Remuneration Committee.

Other Committees

The Board of Directors may, from time to time, appoint members to special committees as considered appropriate.

Independent Professional Advice

The Board has a policy of enabling Directors to seek independent professional advice at the Company's expense. The Board will review in advance the estimated costs for reasonableness, but will not impede the seeking of advice.

The Board of Directors of Metcash Trading Limited, the Company and parent entity, submit the following report made out in accordance with a resolution of directors in respect of the year ended 30 April 2002.

Directors

The following Directors held office during the year and until the date of this report:

Carlos S dos Santos (Chairman)
A E (Ted) Harris, AC (Deputy Chairman)
Andrew Reitzer (CEO)
Michael R Jablonski
Edwin M Jankelowitz
V Dudley Rubin
Peter L Barnes
Richard A Longes
Bernard J Hale
Joao Louis S Jardim (Lou Jardin) (appointed 24.05.02)
Michael Wesslink (appointed 24.05.02)

Details of Directors are shown on page 14 and 15 of this Annual Report.

Principal Activities of the Economic Entity

The continuing principal activities of the economic entity during the financial period, were the wholesale distribution of groceries, liquor and associated products.

Results and Dividends

	$'000
Consolidated economic entity profit, after income tax for the financial year	57,710
Total dividends for the year ended 30 April 2002:	
Interim dividend for Converting Preference Shares – paid June 2001	5,785
Final dividend for Converting Preference Shares - paid December 2001	4,662
Interim dividend for Ordinary Shares – paid December 2001	9,802
	20,249
Recommended Final Dividend on Ordinary Shares	18,126

Dividends referred to above are fully franked.

In prior years provision for final dividend was recorded at balance date based on declarations made subsequent to balance date but prior to signing of the financial report. This policy has been changed in that a provision for dividend will only be raised when declaration is made prior to balance date.

Earnings per share	**Cents**
Basic earnings per share	8.89

Corporate Structure

Metcash Trading Limited is a company limited by shares that is incorporated and domiciled in Australia. Its ultimate controlling entity is Metro Cash and Carry Limited, a company incorporated in The Republic of South Africa. The immediate controlling entity is Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands.

Review of Operations

A review of the operations during the year, and the results of those operations, appears in the foregoing Chairman's and CEO's report shown on pages 2 to 5.

Significant Changes in the State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the economic entity during the financial year under review, not otherwise disclosed in the Chairman's and CEO's report.

Events Subsequent to Balance Date

The Directors are not aware of any matter or circumstance that has arisen since the end of the financial year which has not been covered elsewhere in the Annual Report.

Likely Developments and Expected Results

Information, other than that already disclosed in this Annual Report, as to likely developments in the operations of the economic entity and the expected results of those operations in subsequent financial years would unreasonably prejudice the interests of the economic entity and therefore have not been included in this report.

Share Options

Details of share options are set out in Note 16 and Note 20 of the financial statements, and form part of this report.

Directors' and Other Officers' Emoluments

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors and senior management of the Company. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant market conditions with the overall objective of deriving maximum shareholder benefit from the retention of a high quality Board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash, fringe benefits such as motor vehicles and allowable salary sacrifice arrangements. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

To assist in achieving these objectives, the Remuneration Committee also links an element of Executive Directors' and senior managements' emoluments to the Company's financial and operational performance. All senior executives have the opportunity to qualify for participation in the Management Bonus Scheme which provides for an annual cash bonus to be paid where specified financial performance criteria are achieved. In addition, two option plans have been implemented providing executives (under the Executive Option Plan) and more currently, all employees (under the Employee Option Plan, which also covers senior executives), with the opportunity to participate in the future success of the Company. Details regarding the issue of share options under these two Plans are provided in Note 16 and Note 20 to the financial statements.

Details of the nature and amount of each element of the emolument of each Director and each of the five executive officers of the Company and the economic entity receiving the highest emolument for the financial year are as follows:

Emoluments of Directors of Metcash Trading Limited

	Emoluments for the year			Longer Term Emoluments	
	Base Fee $	Bonus $	Other $	Option Grants $	Superannuation $
C.S. dos Santos	-	-	-	-	-
A.E. Harris	87,450	-	-	-	-
A. Reitzer	797,526	212,500	26,477	2,414,000	8,804
M.R. Jablonski	465,571	119,813	-	1,207,000	8,804
E.M. Jankelowitz	467,446	120,375	-	1,207,000	8,804
B.J. Hale	-	-	-	-	-
V.D. Rubin	-	-	-	-	-
R.A. Longes	55,000	-	-	-	4,400
P.L. Barnes	55,000	-	-	-	4,400

Emoluments of the Five Most Highly Paid Executive Officers of the Company and the Consolidated Entity

	Emoluments for the year			Longer Term Emoluments	
	Base Fee $	Bonus $	Other $	Option Grants $	Superannuation $
D Sweeney	347,985	93,150	11,211	584,000	8,804
L Jardin	323,637	93,750	32,059	584,000	8,804
M Wesslink	317,244	170,483	54,939	584,000	8,804
K Bean	342,779	93,750	21,584	584,000	8,804
J Randall	297,112	93,750	66,584	87,600	8,804

The elements of emoluments have been determined on the basis of the cost to the Company and the economic entity.

Executives are those directly accountable and responsible for the operational management and strategic direction of the Company and the economic entity.

The category "Other" includes the value of non-cash benefits, such as motor vehicles, housing allowances and payments for termination of contract.

Options granted relate to the current year and have been valued using an option pricing model which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option.

Options Granted to Directors and any of the Five Most Highly Paid Officers

Details of options granted over unissued shares in Metcash Trading Limited during or since the end of the year to any director and any of the five most highly paid officers of the Company as part of their remuneration are as follows :

	Number of Options over one Ordinary Share
C.S. dos Santos	-
A.E. Harris	-
A. Reitzer	1,700,000
M.R. Jablonski	850,000
E.M. Jankelowitz	850,000
B.J. Hale	-
V.D. Rubin	-
R.A. Longes	-
P.L. Barnes	-
M. Wesslink	400,000
K. Bean	400,000
L. Jardin	400,000
D Sweeney	400,000
J. Randall	60,000

Rounding of Amounts

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Directors' Interests in Shareholdings

At the date of this report, the interests of the Directors and Director related entities, in the shares of the parent entity and ultimate controlling entity were:

	Ordinary Shares	Options over Ordinary Shares	Shares in Metro Cash & Carry Ltd
C.S. dos Santos	-	-	15,854,774
A.E. Harris, AC	340,000	-	-
A. Reitzer	1,200,000	2,500,000	187,045
M.R. Jablonski	600,000	1,250,000	-
E.M. Jankelowitz	520,000	1,250,000	-
B.J. Hale	-	-	1,113,766
V.D. Rubin	-	-	1,170,288
R.A. Longes	100,000	-	-
L Jardin	-	1,100,000	-
M Wesslink	-	1,100,000	-
P.L. Barnes	125,000	-	-

Directors' Meetings

The names of Directors and members of Committees of the Board are outlined below. The attendances of the Directors at meetings of the Board and of its Committees were:

	Board of Directors		Audit Risk & Compliance Committee		Remuneration Committee	
	Attended	Maximum Possible Attended	Attended	Maximum Possible Attended	Attended	Maximum Possible Attended
C.S. dos Santos	4	4			5	5
A.E. Harris, AC	4	4			5	5
A. Reitzer	4	4				
M. R. Jablonski	4	4				
E. M. Jankelowitz	4	4				
B. J. Hale	3	4				
V. D. Rubin	3	4	2	3		
P.L. Barnes	4	4	3	3		
R.A. Longes	3	4	2	3		

Environmental Regulation and Performance

In prior years Metcash Trading Limited decommissioned service stations that were associated with the company owned retail stores. All work was undertaken by financial year end and no environmental issues remain outstanding.

Metcash Trading Limited continues to educate its staff across all its warehouses to comply with all ANZFA and State Food Safety legislation and regulations.

This has included the establishment, implementation and continuous improvement of a food safety training and management system called HACCP (Hazard Analysis and Critical Control Points) leading to written document controlled HACCP based Food Safety Programs for each warehouse site.

All staff that directly handle foods have been progressively educated to enable them to understand, participate in and maintain the HACCP system effectively. This annually audited system will ensure the health, safety and welfare of customers, consumers and staff.

Metcash Trading throughout 2001 had committed itself to completing Independent Third Party certification audits of all warehouse food premises against the ANZFA Standard 3.2.1 (Food Safety Programs). The last of the warehouse's initial audits were completed late June 2002 when 2 new Laverton warehouse sites were fully completed. This is well in advance of all state and national deadlines.

A new initiative reaching conclusion is the review of all Corporate brand suppliers against a formal Approved Supplier Program. This involves the checking of certification of food businesses against the ANZFA standards; ingredient labels; nutritional panels; and Genetic Modified Organism standards as defined by ANZFA's new Food Standards Code. The deadline for the label and nutrition panel improvements is December 2002.

Metcash become a voluntary signatory in 2001 to the National Packaging Covenant and is in the final process of submitting its first annual action Plans to government for approval, that will cover the requirements for waste minimisation, waste monitoring and waste recovery systems across its controlled sites. Packaging waste recovery system tenders have already been completed to assist with these processes nationally.

Occupational Health and Safety

Metcash has introduced an Occupational Health and Safety program across all Business Units. The program's vision is to 'Eliminate workplace injuries by integrating Risk and Recovery processes into business operations.

The framework implemented allows each area of the business to focus on specific Occupational Health and Safety business issues while achieving Group goals and objectives.

The following Corporate Goals have been set:

Reduce last years OH&S incidents by 15 per cent

1. Reported Accidents

2000/01	Actual	279	
2001/02	Target	240	
2001/02	Actual	249	11 per cent reduction

2. Number of Compensation Claims

2000/01	Actual	418	
2001/02	Target	358	
2001/02	Actual	412	1 per cent reduction

The reported accidents reduction of 11 per cent did not meet the target of 15 per cent. However, the number of lost time injuries for the year reduced based on a year by year comparison, and were slightly above the 15% reduction. The accident numbers are primarily as a result of manual handling activities. The corrective action continues to focus on hazard analysis, work instructions/preferred methods and associated training.

The number of Workers Compensation claims are equal to last years performance and as a result higher than the established target. There has been an increase in the number of employees lodging workers compensation claims for medical expenses including rehabilitation costs.

Directors' and Officers' Indemnity and Insurance

(i) The Constitution of the Company permits the grant of an indemnity (to the maximum extent permitted by law) in favour of each Director, the Company Secretary, past Directors and Secretaries, and all past and present Executive Officers. The Company has entered into Deeds of Indemnity and Access with FJ Conroy, CP Curran, JR Fleming, TS Haggai, DWJ Bourke, RS Allan and JJ David together with all of the current directors and certain other officers of the Company. This indemnity is against any liability to third parties (other than related Metcash Trading companies), by such officers unless the liability arises out of conduct involving a lack of good faith. The indemnity also includes costs or expenses incurred by an officer in unsuccessfully defending proceedings relating to that person's position.

(ii) During the financial year, the Company has paid, or agreed to pay, a premium in respect of a contract of insurance insuring officers (and any persons who are officers in the future) against certain liability incurred in that capacity. Disclosure of the total amount of the premiums and the nature of the liabilities in respect of such insurance, is prohibited by the contract of insurance.

For and on behalf of the Board

Andrew Reitzer
Director

Edwin Jankelowitz
Director
Sydney, 23 July 2002

Year Ended 30 April 2002

	Note	Metcash Group 2002 $'000	Metcash Group 2001 $'000	Metcash Trading Limited 2002 $'000	Metcash Trading Limited 2001 $'000
Sales revenue	2	5,769,379	5,378,293	-	-
Cost of sales		(5,620,577)	(5,224,527)	-	-
Gross profit		148,802	153,766	-	-
Other revenues from ordinary activities	2	408,350	498,002	45,123	23,417
Share of net profit of associates accounted for using the equity method	22	414	358	-	-
Warehouse & distribution expenses		(222,821)	(247,883)	-	-
Selling, general & administration expenses		(234,853)	(331,077)	(11,495)	(1,334)
Borrowing costs	3	(10,666)	(16,123)	-	-
Profit from ordinary activities before income tax		**89,226**	**57,043**	**33,628**	**22,083**
Income tax expense relating to ordinary activities	4	(31,516)	(24,338)	(188)	(471)
Net profit attributable to members of Metcash Trading Limited	17	**57,710**	**32,705**	**33,440**	**21,612**
Net exchange difference on translation of financial report of foreign controlled entity	17	122	(226)	-	-
Total Revenues, expenses and valuation adjustments attributable to members of Metcash Trading Limited and recognised directly in equity		**122**	**(226)**	**-**	**-**
Total changes in equity other than those resulting from transactions with owners as owners		**57,832**	**32,479**	**33,440**	**21,612**
Basic earnings per share (cents per share)	5	**8.89**	**3.93**		
Diluted earnings per share (cents per share)	5	**8.89**	**2.70**		
Dividends per ordinary share (cents per share)		**5.0**	**1.5**		

STATEMENT OF FINANCIAL POSITION

As at 30 April 2002

	Note	Metcash Group 2002 $'000	Metcash Group 2001 $'000	Metcash Trading Limited 2002 $'000	Metcash Trading Limited 2001 $'000
Current Assets					
Cash assets		83,456	17,567	74,237	6,183
Receivables	7	501,393	557,542	198,315	311,951
Inventories	8	281,494	292,501	-	-
Other	9	6,039	9,657	1,253	1,217
Total Current Assets		**872,382**	**877,267**	**273,805**	**319,351**
Non-Current Assets					
Receivables	7	8,133	11,169	-	-
Investments accounted for using the equity method	22	881	840	-	-
Other financial assets	10	181	181	476,266	476,266
Property, plant and equipment	11	104,518	94,511	4,306	15,254
Deferred tax assets	4	11,943	42,921	12	39
Intangible assets	12	248,510	265,040	-	-
Other assets	9	371	19,801	-	-
Total Non-Current Assets		**374,537**	**434,463**	**480,584**	**491,559**
Total Assets		**1,246,919**	**1,311,730**	**754,389**	**810,910**
Current Liabilities					
Payables	13	682,553	656,123	128,650	118,243
Interest-bearing liabilities	14	34,314	6,036	30,000	-
Current tax liabilities	4	289	617	-	-
Provisions	15	29,203	50,630	-	7,276
Total Current Liabilities		**746,359**	**713,406**	**158,650**	**125,519**
Non-Current Liabilities					
Interest-bearing liabilities	14	140,289	226,499	65,000	120,000
Provisions	15	16,637	17,821	225	115
Total Non-Current Liabilities		**156,926**	**244,320**	**65,225**	**120,115**
Total Liabilities		**903,285**	**957,726**	**223,875**	**245,634**
Net Assets		**343,634**	**354,004**	**530,514**	**565,276**
Equity					
Contributed equity	16	514,404	562,357	514,404	562,357
Reserves	17	12,672	12,550	57,613	57,613
(Accumulated losses)	17	(183,442)	(220,903)	(41,503)	(54,694)
Total Equity		**343,634**	**354,004**	**530,514**	**565,276**

Year ended 30 April 2002

	Note	Metcash Group 2002 $'000	Metcash Group 2001 $'000	Metcash Trading Limited 2002 $'000	Metcash Trading Limited 2001 $'000
Cash Flows from Operating Activities					
Receipts from customers	(i)	6,626,135	6,103,980	1,420	511,406
Payments to suppliers and employees	(i)	(6,396,353)	(5,966,637)	(634)	(530,128)
Dividends received		261	435	33,001	20,917
Interest and bill discounts received		977	1,066	-	644
Borrowing costs paid		(12,099)	(17,659)	-	-
Goods and services tax paid		(82,305)	(61,619)	-	-
Impact of abolition of wholesale sales tax		-	(55,966)	-	-
Income tax (paid)		(892)	(850)	-	-
Net Cash Flows from Operating Activities	**18**	**135,724**	**2,750**	**33,787**	**2,839**
Cash Flows from Investing Activities					
Purchase of property, plant and equipment		(5,783)	(8,240)	-	-
Proceeds from sale of property, plant and equipment		17,466	5,853	10,702	-
Purchase of intangible assets		-	(3,000)	-	-
Proceeds from investments sold		-	768	-	768
Purchase of controlled entities and businesses	18	(1,772)	(7,302)	-	-
Proceeds on sale of foodservice business		69,000	-	-	-
Proceeds on sale of retail stores		4,356	17,060	-	-
Loans repaid by other entities		8,162	108	119,627	-
Loans to other entities		(20,759)	(122)	-	-
Net Cash Flows from Investing Activities		**70,670**	**5,125**	**130,329**	**768**
Cash Flows from Financing Activities					
Proceeds from borrowings		72,000	32,500	72,000	32,500
Repayment of borrowings		(132,000)	(47,500)	(97,000)	(47,500)
Principal repayments under finance leases		(9,565)	(13,945)	-	-
Proceeds from issue of securities		6,895	529	6,895	529
Proceeds in advance of share issue		4,415	-	4,415	-
Share issue costs		-	(15)	-	(15)
Buy back of preference shares		(54,847)	-	(54,847)	-
Dividends paid to members of parent entity		(27,525)	(16,079)	(27,525)	(16,079)
Net Cash Flows (used in) Financing Activities		**(140,627)**	**(44,510)**	**(96,062)**	**(30,565)**
Net Increase (Decrease) in Cash Held		65,767	(36,635)	68,054	(26,958)
Add opening cash brought forward		**17,567**	**54,428**	**6,183**	**33,141**
Effects of exchange rate changes on cash		122	(226)	-	-
Closing cash carried forward	**18**	**83,456**	**17,567**	**74,237**	**6,183**

(i) In 2001 Metcash Trading Limited acted as the treasury function for certain controlled entities. In this capacity, Metcash Trading Limited received cash from customers and paid trade creditors on behalf of these controlled entities.

Note 1. Summary of Significant Accounting Policies

(a) Basis of accounting

The financial report has been prepared as a general purpose financial report in accordance with Australian Accounting Standards, other mandatory professional reporting requirements (being Urgent Issues Group Consensus Views) and the Corporations Act 2001. The financial report has also been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year with the exception of:

(i) Valuation of non-current assets

The consolidated entity has adopted the revised AASB 1041 "Revaluation of Non-Current Assets" and the revised AASB 1010 "Recoverable Amount of Non-Current Assets". Under the transitional provisions of these standards, the directors have made the following elections:

- All property, plant and equipment, which were previously measured at revalued amount, will be carried at their deemed cost, being the carrying value of the assets at the beginning of the period; and
- Shares in other entities, which were previously measured at revalued amount, will be carried at their deemed cost, being the carrying value of the assets at the beginning of the period.

(ii) Provision for dividend

Previously, Metcash Trading Limited recorded a provision for final dividend in the financial statements at balance date, based on declarations made subsequent to balance date but prior to the signing of the financial report. However, the dividend recognition policy has been changed in that a provision for dividend will only be raised when declaration is made prior to balance date.

Accordingly no provision has been made for a final dividend in the 30 April 2002 financial statements. A provision for dividends of $7,276,000 was raised in the 30 April 2001 financial statements. There is no impact on the statement of financial performance or retained earnings in the current financial year from this change in accounting policy.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Metcash Trading Limited (the parent company) and all entities that Metcash Trading Limited controlled from time to time during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Note 1. Summary of Significant Accounting Policies (Continued)

(d) Foreign Currencies

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction. Amounts payable at reporting date and denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

All overseas operations are deemed self-sustaining as each is financially and operationally independent of Metcash Trading Limited. The financial reports of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(e) Investments

Investments in securities listed on a prescribed stock exchange are valued at cost.

The investment in associate is carried at the lower of the equity-accounted amount and recoverable amount in the Metcash Group financial statements and at the lower of cost and recoverable amount in Metcash Trading Limited's financial statements.

All other non current investments are carried at lower of cost and recoverable amount.

(f) Recoverable Amounts of Non-Current Assets

Where the carrying value of non-current assets exceeds recoverable amount, the assets are written down. In determining recoverable amount, the expected risk adjusted net cash flows have been discounted to their present value using the risk free discount rate prevailing in the country in which the asset is situated.

(g) Intangibles

On acquisition of a controlled entity the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets acquired is initially brought to account as goodwill or discount on acquisition. Purchased goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise, up to a maximum of 20 years.

Business names are amortised over their expected useful lives, being 12.5 years.

(h) Expenditure carried forward

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

(i) Inventories

Inventories of finished goods are carried at the lower of cost and net realisable value. In accordance with industry practice, cost is determined by deducting from the supplier's invoice price any purchase incentives, allowances, discounts and net marketing income. The method adopted to assign costs to inventories is first-in, first-out.

Retail businesses and property held for resale are classified as inventory and valued at the lower of cost and net realisable value. Cost includes the cost of acquisition and any subsequent development costs or improvements.

Note 1. Summary of Significant Accounting Policies (Continued)

(j) Property, Plant and Equipment

Property, plant and equipment are included at cost.

The depreciable amounts of all property, plant and equipment, including buildings and capitalised leased assets but excluding freehold land, are depreciated or amortised at rates based upon their expected useful lives, using the straight line basis, commencing from the time the asset is held ready for use.

The expected useful lives are as follows:	2002	2001
Buildings and leasehold property	50 years	50 years
Plant and equipment	5-15 years	5-15 years

Borrowing costs on business systems software costs in progress are capitalised as part of the carrying value of the asset.

(k) Defined Benefit Superannuation Plans

Contributions to defined benefit superannuation plans, maintained by the economic entity, are expensed in the year they are paid or become payable. No amount is recognised in respect of the net surplus or deficiency of each plan.

(l) Sales Revenue and Other Operating Revenue

Sales revenue and other operating revenue are stated after deducting returns and allowances, duties and taxes, and other amounts collected on behalf of third parties. Other revenue includes advertising and marketing income, rental income, subscription income and revenue from statistical services.

(m) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance Leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Perfomance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Operating Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of the leased item, are recognised as an expense on a straight line basis.

Contingent rentals are recognised as an expense in the year in which they are incurred.

The present value of future payments for surplus leased space under non-cancellable operating leases is recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the economic entity. Each subsequent lease payment is allocated between the liability and interest expense.

Note 1. Summary of Significant Accounting Policies (Continued)

(n) Trade Debtors, Trade Creditors and Provisions

Trade debtors are carried at amounts due.

A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

Trade creditors, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade creditors are generally settled within 30 days. Loans and bills of exchange are recognised when issued at face value. Interest on the borrowing instruments is recognised as an expense on an effective yield basis.

Provisions for Business exit costs include costs relating to sold businesses and stores. This includes the future lease costs, net of any income from sub leasing, discounted to their net present value and other associated costs.

(o) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlements expenses and revenues arising in respect of the following categories:

- Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- Other types of employee entitlements

are charged against profits on a net basis in their respective categories.

The value of the employee option scheme described in note 20 is not charged as an employee entitlement expense.

In respect of the consolidated entity's defined benefits superannuation plans, any contributions made to the superannuation funds by entities within the consolidated entity are charged against profits when due.

Note 1. Summary of Significant Accounting Policies (Continued)

(p) Revenue Recognition

Revenue is recognised to the extent that it is probable that economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Control of the goods has passed to the buyer.

Interest
Control of the right to receive the interest payment

Dividends
Control of the right to receive the dividend payment.

(q) Income Tax

Income taxes
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and it is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets have previously been revalued no provision for potential capital gains tax has been made.

Income tax is accounted for using the liability method. The income tax expense for the current year is calculated using the 30% tax rate.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable.
- Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from , or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authoritiy.

(r) Securitisation

Securitisation arrangements, where the risks and benefits associated with the securitised assets are retained by the economic entity, are regarded as financing transactions. Accordingly, the related assets are brought to account and disclosed as securitised and the amounts arising under the financing arrangement are brought to account as borrowings. Interest is charged as an expense as it accrues.

Note 1. Summary of Significant Accounting Policies (Continued)

(s) Cash and Cash Equivalents

Cash on hand and in banks are stated at nominal value.

For the purpose of the statements of cash flows, cash includes cash on hand, deposits held at call with banks and investments in money market instruments, net of bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(t) Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(u) Comparative Figures

When necessary, comparative figures have been reclassified and repositioned for consistency with current year disclosures as a result of the first-time application of revised Accounting Standards AASB 1018 "Statement of Financial Performance" and AASB 1034 "Financial Report Presentation and Disclosures" and new Accounting Standard AASB 1040 "Statement of Financial Position".

Note 2. Revenue from Ordinary Activities

	Metcash Group		Metcash Trading Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Revenue from operating activities				
Revenue from sale of goods	5,769,379	5,378,293	-	-
Revenue from other operating activities				
Merchandising income	317,836	288,167	-	-
Rent received	29,014	28,499	1,420	1,089
Revenue from non-operating activities				
Dividends received – other corporations	1	1	-	-
Dividends received – controlled entities	-	-	33,001	20,917
Interest received – other corporations	977	1,065	-	644
Proceeds from sale of assets	20,378	100,365	10,702	767
Retail income	40,144	79,905	-	-
Total revenues from ordinary activities	**6,177,729**	**5,876,295**	**45,123**	**23,417**

Note 3. Expenses and Losses/(Gains)

(a) Expenses

Borrowing costs:				
Interest and finance charges paid or payable	11,031	16,049	-	-
Finance charges relating to finance leases	1,068	1,609	-	-
Borrowing costs capitalised	(1,433)	(1,535)	-	-
Total borrowing costs expensed	10,666	16,123	-	-

Note 3. Expenses and Losses/(Gains) (continued)

	Metcash Group		Metcash Trading Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Depreciation				
Buildings and leasehold property	633	722	244	251
Plant & equipment	16,396	15,607	2	2
Amortisation of:				
Leased assets	4,056	4,342	-	-
Goodwill	17,257	17,662	-	-
Business names	1,309	1,309	-	-
Total depreciation and amortisation expense	39,651	39,642	246	253
Bad and doubtful debts expense	3,224	4,485	-	-
Contributions to defined benefit superannuation plans	-	143	-	-
Operating lease rentals – minimum lease payments	57,945	61,071	-	-
Operating lease rentals – contingent rentals	810	289	-	-
Net amount provided for:				
Employee entitlements	15,695	14,970	-	-
Store lease & remediation	4,742	2,974	-	-
Obsolete stock	61	198	-	-

(b) Losses/(Gains)

Loss on sale of property, plant and equipment	107	61	128	-
Net (gain) on disposal of foodservice business	-	(15,636)	-	-
Net loss on disposal of retail stores	-	5,891	-	-
Net loss (gain) on sale of investments	112	(17)	-	(17)
Net (gain) on exit from joint venture	-	(611)	-	-

(c) Significant items:

Profit from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:

Disposal of John Lewis Foodservice business	(i)				
Revenue from disposal		-	69,000	-	-
Cost of assets sold		-	(45,364)	-	-
Redundancy costs		-	(8,000)	-	-
		-	15,636	-	-

Note 3. Expenses and Losses/(Gains) (continued)

		Metcash Group		Metcash Trading Limited	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
Business reorganisation expenses	(ii)				
Lease remediation and exit costs		-	(564)	-	-
Redundancy costs		-	(2,722)	-	-
		-	(3,286)	-	-
Loss on exit from retail operations	(iii)				
Closure costs		-	(8,770)	-	-
Loss on sale of property, plant and equipment		-	(5,280)	-	-
Redundancies		-	(1,199)	-	-
Write down of inventory		-	(2,041)	-	-
		-	(17,290)		
GST implementation costs	(iv)	-	(1,571)	-	-
Net Significant items		**-**	**6,511**	**-**	**-**

(i) The economic entity disposed of the net assets of the John Lewis Foodservice business on 30 April 2001.
(ii) Business reorganisation expenses comprise costs associated with the economic entity's previously announced restructuring plans.
(iii) Exit from retail operations relates to the group's strategy of exiting the retail market, the majority of which occured prior to the 30 April 2001 year end.
(iv) GST implementation costs include those specifically identified, incremental costs associated with the Company's preparation for the implementation of the Goods and Services Tax on 1 July 2000.

Note 4. Taxation

	Metcash Group		Metcash Trading Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
The prima facie income tax expense on operating profit reconciles to the income tax expense provided in the financial statements as follows:				
Prima facie tax on profit from ordinary activities	**26,768**	**19,395**	**10,088**	**7,508**
Tax effect of permanent differences:				
Depreciation and amortisation	5,760	6,695	-	-
Non-deductible expenses	112	117	-	-
Rebateable dividends	-	-	(9,900)	(7,112)
(Over)/under provision of tax in prior years	(1,124)	(1,869)	-	75
Income tax expense attributable to ordinary activities	**31,516**	**24,338**	**188**	**471**
Deferred tax assets and liabilities				
Current tax payable	289	617	-	-
Deferred tax asset – non current	11,943	42,921	12	39

The consolidated future income tax benefit includes $5,607,000 (2001 $40,790,000) attributable to tax losses carried forward by controlled entities

Note 5. Earnings Per Share

Weighted average number of ordinary shares used in the calculation of basic earnings per share	**531,914,131**	**484,302,348**

(a) Classification of securities

As at 30 April 2002, the Company had on issue 33,286,950 (2001:27,034,500) options. All 33,286,950 options existing at 30 April 2002 are considered potentially dilutive for the calculation of diluted earnings per share. In addition, the Company in 2001 had on issue 151,761,855 9% non-cumulative, converting preference shares (CPS). All shares remaining after the buy back of preference shares were converted during the year.

(b) Calculation of earnings per share

Basic earnings per share is determined by dividing operating profit after tax and after preference dividends by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share is determined by dividing the operating profit after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year.

(c) Conversions, calls, subscription or issue after 30 April 2002

Since the end of the financial year 2,848,560 ordinary shares have been issued pursuant to the employee option scheme and 3,435,300 ordinary shares have been issued pursuant to the customer share incentive scheme.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

Note 6. Dividends

	Metcash Group		Metcash Trading Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Ordinary				
Final dividend provided for (Nil) (2001 1.5c per share)	-	7,276	-	7,276
Interim dividend paid (2c per share) (2001 Nil)	9,802	-	9,802	-
Preference				
Interim dividend paid (4.5c per share) (2001 4.5c per share)	5,785	6,792	5,785	6,792
Final dividend paid (3.93c per share) (2001 4.5c per share)	4,662	6,867	4,662	6,867
Total dividends provided for or paid	**20,249**	**20,935**	**20,249**	**20,935**
Dividends proposed but not provided	18,126	-	18,126	-

Subsequent to year end the board declared a divident of 3c to ordinary shareholders

All dividends were fully franked at 30% for preference dividends and 30% for ordinary dividends (2001 - 34%)

Note 6. Dividends (continued)

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Franking credit balance				
Franking credits available for the subsequent financial year are:				
Franking account balance as at the end of the financial year	124,156	130,980	20,977	17,844
Franking debits that will arise from the payment of dividends as at the end of the financial year	(18,126)	(7,276)	(18,126)	(7,276)
Restatement of franking account balance to 30%	-	26,461	-	3,605
	106,030	**150,165**	**2,851**	**14,173**

Note 7. Receivables

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Current				
Trade debtors – securitised	356,933	373,673	-	-
Trade debtors – non-securitised	98,165	87,879	-	-
Less: Provision for doubtful debts	(5,073)	(4,810)	-	-
	450,025	456,742	-	-
Amount receivable from sale of foodservice business	-	69,000	-	-
Amounts receivable from sale of retail stores	8,513	10,037	-	-
Other debtors	42,855	21,763	-	15
Amounts receivable from controlled entities	-	-	198,315	311,936
	501,393	**557,542**	**198,315**	**311,951**
Non-Current				
Amounts receivable from sale of retail stores	7,652	10,544	-	-
Other debtors	481	625	-	-
	8,133	**11,169**	**-**	**-**

(a) Significant Terms and Conditions

Trade debtor terms vary by business unit. At 30 April 2002, 98.4% of trade debtors are required to be settled within 30 days (2001: 89.9%) and 1.6 % of trade debtors have terms extending from 30 days to 60 days (2001: 10.1%).

Amounts receivable from sale of retail stores are secured by the assets of the individual stores and are receivable over varying terms of up to 5 years from the date of sale. Of the amounts receivable from sale of retail stores $9,381,299 attract a weighted average interest rate of 5.8% per annum.

The economic entity has securitised certain trade receivables from 30 April 1999 and again from 15 September 1999 by way of granting an equitable interest over those receivables to a special purpose trust managed by a major Australian bank. The terms of the securitisation require, as added security, that at any time the book value of the securitised receivables must exceed by at least a certain proportional amount, the funds provided by the trust to the economic entity as a consequence of securitisation.

At the end of the financial year, trade receivables of $356,933,000 (2001: $373,673,000) had been securitised as disclosed above, with $160,000,000 (2001: $220,000,000) of funds received (refer note 14). The resultant security margin exceeded the minimum required at that date.

Note 7. Receivables (continued)

(b) Credit Risk

The economic entity does not have any significant exposure to any individual customer or counterparty. Major concentrations of credit risk arising from the economic entity's receivables relate primarily to the retail grocery, food services and liquor industries and are substantially based in Australia.

(c) Net Fair Values

The Directors consider the carrying amount of trade and other debtors to approximate their net fair values.

Note 8. Inventories

	Metcash Group		Metcash Trading Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Finished goods – at cost	289,185	297,175	-	-
Less: Provision for obsolescence	(8,078)	(5,076)	-	-
	281,107	292,099	-	-
Businesses and property held for resale (i)	387	402	-	-
	281,494	**292,501**	-	-

(i) This includes land of $206,000 (2001: $206,000) at cost and no capitalised costs.
The Directors consider the land amounts to be carried at not more than their recoverable amount.

Note 9. Other Assets

	Metcash Group		Metcash Trading Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Current				
Prepayments	**6,039**	**9,657**	**1,253**	**1,217**
Non-Current				
Expenditure carried forward	**371**	**19,801**	-	-

In 2001 expenditure carried forward included $19,148,000 in relation to the implementation of business systems software. This has now been reclassified as plant and equipment.

Note 10. Other Financial Assets

		Metcash Group		Metcash Trading Limited	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
Non-Current					
Listed securities (at cost)		18	18	-	-
Shares in other entities (at Directors' valuation 1997)		-	121		
Shares in other entities (at cost)		163	42	-	-
Shares in controlled entities (at cost)	23	-	-	476,266	476,266
		181	**181**	**476,266**	**476,266**

(a) Net Fair Values

The Directors consider the carrying value of listed securities, being securities that are readily traded on organised markets, and the carrying value of shares in other entities to fairly reflect their net fair values.

The market value of listed securities at 30 April 2002 was $28,000.

Note 11. Property, Plant and Equipment

	Metcash Group		Metcash Trading Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Core Properties				
Freehold Land				
At Directors' valuation 1999	-	7,500	-	3,200
At cost	5,425	200	1,200	-
Total Freehold Land	**5,425**	**7,700**	**1,200**	**3,200**
Buildings				
At Directors' valuation 1999	-	24,557		12,550
At cost	14,345	-	3,300	-
Less: Accumulated depreciation	(861)	(982)	(198)	(502)
Total Buildings	**13,484**	**23,575**	**3,102**	**12,048**
Leasehold Property				
At Directors' valuation 1999	-	9,000	-	-
At cost	9,000	-	-	-
Less: Accumulated amortisation	(465)	(310)	-	-
	8,535	**8,690**	**-**	**-**
Total Land and Buildings	**27,444**	**39,965**	**4,302**	**15,248**
Plant and Equipment				
At cost	139,332	73,899	10	10
Less: Accumulated depreciation	(78,394)	(48,304)	(6)	(4)
	60,938	25,595	4	6
At independent valuation 1997	-	40,264	-	-
Less: Accumulated depreciation	-	(23,539)	-	-
	-	16,725	-	-
Total Plant and Equipment	**60,938**	**42,320**	**-**	**-**
Leased Assets				
Plant and equipment under finance lease	25,621	19,154	-	-
Less: Accumulated amortisation	(9,485)	(6,928)	-	-
Total Leased Assets	**16,136**	**12,226**	**-**	**-**
Total Property, Plant and Equipment	**104,518**	**94,511**	**4,306**	**15,254**

Management have adopted the cost basis and under the transitional provisions of AASB 1010 have deemed previously revalued carrying values of land & buildings and plant & equipment to represent the cost of the asset.

Included in plant and equipment are borrowing costs that have been recognised during the financial year as part of the carrying amount of the asset. The costs have been capitalised at a rate of 8.75% and are to the value of $1,433,000 (2001: $1,535,000).

Note 11. Property, Plant and Equipment (continued)

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Valuations

In November 1999 an independent valuation was performed on the land and buildings that were owned by Metcash Trading Limited and its subsidiaries. The valuation obtained stated the value of the land and buildings still held at 30 April 2002 at $19,570,000

Reconciliations

Reconciliations of the carrying amounts of freehold land and buildings on freehold land at the beginning and end of the current and previous financial year.

	Metcash Group 2002 $'000	Metcash Group 2001 $'000	Metcash Trading Limited 2002 $'000	Metcash Trading Limited 2001 $'000
Freehold Land				
Carrying amount at beginning	7,700		3,200	
Disposals	(2,275)		(2,000)	
	5,425		1,200	
Buildings on freehold land				
Carrying amount at beginning	23,575		12,048	
Additions	1,006		-	
Disposals	(10,619)		(8,702)	
Depreciation expense	(478)		(244)	
	13,484		3,102	
Leasehold Property				
Carrying amount at beginning	8,690		-	
Depreciation expense	(155)		-	
	8,535		-	
Plant and equipment				
Carrying amount at beginning	42,320		6	
Additions	17,443		-	
Reclassification of expenditure carried forward	19,148		-	
Disposals	(1,577)		-	
Depreciation expense	(16,396)		(2)	
	60,938		4	
Leased Assets				
Carrying amount at beginning	12,226		-	
Additions	11,633		-	
Disposals	(3,667)		-	
Amortisation expense	(4,056)		-	
	16,136		-	

Note 12. Intangible Assets

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Goodwill at Directors' valuation - 1997	-	175,377	-	-
Less: Accumulated amortisation	-	(42,649)	-	-
Goodwill at cost	309,612	132,199	-	-
Less: Accumulated amortisation	(73,542)	(13,636)	-	-
	236,070	251,291	-	-
Business names - at cost	16,367	16,367	-	-
Less: Accumulated amortisation	(3,927)	(2,618)	-	-
	12,440	13,749	-	-
	248,510	**265,040**	**-**	**-**

Note 13. Payables

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Current				
Trade creditors	608,813	597,117	128,650	118,131
Other creditors	73,740	59,006	-	112
	682,553	**656,123**	**128,650**	**118,243**

Trade creditors are generally settled within 30 days. The Directors consider the carrying amounts of trade and other creditors to approximate their net fair values.

Note 14. Interest-bearing Liabilities

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Current (secured)				
Securitisation finance	30,000	-	30,000	-
Lease liabilities	4,314	6,036	-	-
	34,314	**6,036**	**30,000**	**-**
Non-current (secured)				
Securitisation finance	130,000	220,000	65,000	120,000
Lease liabilities	10,289	6,499	-	-
	140,289	**226,499**	**65,000**	**120,000**

(a) Significant terms and conditions

The securitisation finance has no finite term and is not expected to be repaid in the ordinary course of business in the coming financial year. The securitisation facility may be terminated by the trust manager at short notice in the event of an act of default, which includes the insolvency of any of the individual companies securitising trade receivables, failure by the economic entity to remit funds when due, or a substantial deterioration in the overdue proportion of the eligible receivables.

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default and have an average term of four years.

(b) Net Fair Values

The Directors' consider the carrying value of securitisation finance and lease liabilities represent their net fair values.

Note 15. Provisions

	Metcash Group 2002 $'000	Metcash Group 2001 $'000	Metcash Trading Limited 2002 $'000	Metcash Trading Limited 2001 $'000
Current				
Dividends – ordinary shares	-	7,276	-	7,276
Employee entitlements	24,175	20,691	-	-
Business exit costs	3,050	16,502	-	-
Other	1,978	6,161	-	-
	29,203	**50,630**	**-**	**7,276**
Non-Current				
Employee entitlements	13,570	12,464	-	-
Business exit costs	3,067	5,357	225	115
	16,637	**17,821**	**225**	**115**
(a) Employee Entitlements				
Aggregate employee entitlement liability (i)	**37,745**	**33,155**	**-**	**-**

(i) Aggregate employee entitlements include entitlements measured at present values of future amounts expected to be paid based on a 3% (2001: 3%) per annum projected weighted average increase in wage and salary rates over an average period of 10 years (2001: 10 years). Present values are calculated using a weighted average rate of 5.82% (2001: 5.82%) based on government guaranteed securities with similar maturity terms.

(b) Net Fair Values

The Directors consider the carrying amounts of provisions for dividends, employee entitlements, business exit costs and other provisions to approximate their net fair values.

(c) Provision for Dividend

No provision for dividend has been raised in 2002 as per change of accounting policy – refer note 1b

Note 16. Contributed Equity

		Metcash Group 2002 $'000	Metcash Group 2001 $'000	Metcash Trading Limited 2002 $'000	Metcash Trading Limited 2001 $'000
Issued share capital					
604,199,148 (2001 - 485,086,863) fully paid ordinary shares		514,404	405,653	514,404	405,653
NIL (2001 - 151,761,855) 9% fully paid non-cumulative, converting preference shares	(iii)	-	156,704	-	156,704
		514,404	**562,357**	**514,404**	**562,357**
Movements in share capital					
Opening balance		562,357	561,843	562,357	561,843
Issued during the year:					
Exercise of executive options - 3,000,000 ordinary shares at 90cents per share		2,700	-	2,700	-
Exercise of executive options – 3,000,000 ordinary shares at $1.20 per share		3,600	-	3,600	-

Note 16. Contributed Equity (continued)

		Metcash Group		Metcash Trading Limited	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
Exercise of employee options – 1,350,160 ordinary Shares at 44 cents per share		594	-	594	-
Customer share Incentive Scheme - 1,357,100 ordinary shares at 39 cents per share	(i)	-	529	-	529
Share Issue Costs			(15)	-	(15)
Buy back of Preference shares	(ii)	(54,847)	-	(54,847)	-
Closing balance		**514,404**	**562,357**	**514,404**	**562,357**

Options over ordinary shares in Metcash Trading Limited	**2002 Number**	**2001 Number**
Opening balance	27,034,500	22,055,500
Issued during the period	15,797,150	4,979,000
Exercised during the period - Executive options	(6,000,000)	-
Exercised during the period - Employee options	(1,350,160)	-
Expired during the period	(2,194,540)	-
Closing balance	33,286,950	27,034,500
Issued subsequent to period end	-	-
Outstanding at date of Directors' report	**33,286,950**	**27,034,500**

(i) On 6 November 2000 1,357,100 ordinary shares were issued as part of a customer share incentive scheme. Customers were entitled to purchase 3 ordinary shares for every $1,000 of purchases made during the year ended 30 April 2000 at a 10% discount to the market value.

(ii) From June 2001 to December 2001 the company bought back 40,000,000 preference shares at an average price of $1.37. The buyback was announced in May 2001 (which was an on-market buy-back) in which up to 40,000,000 preference shares were to be bought back in order to reduce the level of CPS dividends payable.

(iii) All preference shares remaining on issue were converted to ordinary shares in December 2001. 111,761,855 preference shares at a value of $101,857,000 were converted to ordinary shares.

(a) Terms and condition of contributed equity – Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

(b) Executive Options - On 31 October 1997 the grant of options to a former Executive Director was approved at the Annual General Meeting of shareholders. Pursuant to this, 6,000,000 options were issued. All options were exercised during the financial year.

(c) Employee Option Plan - On 23 November 1998, the Employee Option Plan was approved at the Annual General Meeting of shareholders. Pursuant to this plan, the following options were issued to employees of the Company, including Executive Directors:

Issue Date	Exercise Date	Exercise Price	Original Issue	Outstanding at Balance Date	Number of Employees issued
26 March 1999	26 March 2002	44 cents	9,443,700	7,228,680	2,067
26 March 1999	26 March 2003	44 cents	3,147,900	2,409,560	2,067
26 March 1999	26 March 2004	44 cents	3,147,900	2,409,560	2,067
1 Nov 1999	1 Nov 2002	54 cents	870,000	450,000	2
1 Nov 1999	1 Nov 2003	54 cents	290,000	150,000	2
1 Nov 1999	1 Nov 2004	54 cents	290,000	150,000	2
11 Aug 2000	11 Aug 2003	43.1 cents	2,823,600	2,683,800	241
11 Aug 2000	11 Aug 2004	43.1 cents	941,200	894,600	241

Note 16. Contributed Equity (continued)

Issue Date	Exercise Date	Exercise Price	Original Issue	Outstanding at Balance Date	Number of Employees issued
11 Aug 2000	11 Aug 2005	43.1 cents	941,200	894,600	241
25 Nov 2000	25 Nov 2003	43.1 cents	133,800	107,400	50
25 Nov 2000	25 Nov 2004	43.1 cents	44,600	35,800	50
25 Nov 2000	25 Nov 2005	43.1 cents	44,600	35,800	50
15 Dec 2000	15 Dec 2003	43.1 cents	24,000	24,000	2
15 Dec 2000	15 Dec 2004	43.1 cents	8,000	8,000	2
15 Dec 2000	15 Dec 2005	43.1 cents	8,000	8,000	2
14 Dec 2001	14 Dec 2004	165.6 cents	2,040,000	2,040,000	3
14 Dec 2001	14 Dec 2005	165.6 cents	680,000	680,000	3
14 Dec 2001	14 Dec 2006	165.6 cents	680,000	680,000	3
25 Jan 2002	25 Jan 2005	153.8 cents	7,438,290	7,438,290	2,352
25 Jan 2002	25 Jan 2006	153.8 cents	2,479,430	2,479,430	2,352
25 Jan 2002	25 Jan 2007	153.8 cents	2,479,430	2,479,430	2,352
			37,955,650	33,286,950	2,647

The market price of Metcash Trading Limited ordinary shares at 30 April 2002 was $2.39.

Note 17. Reserves and Accumulated Losses

	Note	Metcash Group 2002 $'000	Metcash Group 2001 $'000	Metcash Trading Limited 2002 $'000	Metcash Trading Limited 2001 $'000
Asset revaluation	(i)	-	-	52,843	52,843
Capital profits	(ii)	12,777	12,777	4,770	4,770
Foreign currency translation	(iii)	(105)	(227)	-	-
		12,672	**12,550**	**57,613**	**57,613**
Accumulated Losses	(iv)	(183,442)	(220,903)	(41,503)	(54,694)

(i) Asset revaluation

Nature and purpose of reserve

The asset revaluation reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances.

Movements in reserve

Balance at beginning of year	-	-	52,843	52,843
Balance at end of year	**-**	**-**	**52,843**	**52,843**

(ii) Capital profits

Nature and purpose of reserve

The capital profits reserve is used to accumulate realised capital profits. The reserve can be used to pay dividends or issue bonus shares.

Movements in reserve

Balance at beginning of year	12,777	12,777	4,770	4,770
Balance at end of year	**12,777**	**12,777**	**4,770**	**4,770**

Note 17. Reserves and Retained Profits (continued)

	Note	Metcash Group 2002 $'000	Metcash Group 2001 $'000	Metcash Trading Limited 2002 $'000	Metcash Trading Limited 2001 $'000
(iii) Foreign currency translation					
Nature and purpose of reserve					
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations					
Movements in reserve					
Balance at beginning of year		(227)	(1)	-	-
Profit (Loss) on translation of overseas controlled entities		122	(226)	-	-
Balance at end of year		**(105)**	**(227)**	**-**	**-**
(iv) Accumulated losses					
Balance at beginning of year		(220,903)	(232,673)	(54,694)	(55,371)
Net profit attributable to members of Metcash Trading Limited		57,710	32,705	33,440	21,612
Adjustment arising from change in accounting policy for dividends – refer note 1(b)		7,276	-	7,276	-
Total available for appropriation		(155,917)	(199,968)	(13,978)	(33,759)
Dividends provided for or paid		(27,525)	(20,935)	(27,525)	(20,935)
Balance at end of year		**(183,442)**	**(220,903)**	**(41,503)**	**(54,694)**
Dividends provided for or paid		27,525	20,935	27,525	20,935
Dividend policy adjustment		(7,276)	-	(7,276)	-
	6	**20,249**	**20,935**	**20,249**	**20,935**

Note 18. Cash Flows

	Metcash Group 2002 $'000	Metcash Group 2001 $'000	Metcash Trading Limited 2002 $'000	Metcash Trading Limited 2001 $'000
(a) Reconciliation of the operating profit after tax to the net cash flows from operations				
Profit from ordinary activities after tax	57,710	32,705	33,440	21,612
Non-cash items:				
Loss on sale of property, plant and equipment	107	61	-	-
Depreciation and amortisation	39,651	39,642	246	253
Loss/(profit) on sale of investments	112	(17)	-	(17)
Net profit from associates	(414)	(358)	-	-
Dividends from associates	261	435	-	-
(Gain) on exit from Joint Venture	-	(611)	-	-
Loss on sale of retail stores	-	5,891	-	-

Note 18. Cash Flows (continued)

	Metcash Group		Metcash Trading Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Changes in Assets and Liabilities (net of effect of acquisitions of and disposal of controlled entities and businesses):				
Movement in income tax balances	30,624	23,488	27	(39)
Decrease in inventories	10,326	6,564	-	-
Decrease (increase) in prepayments and deferred costs	11,262	(5,151)	(36)	275
Decrease (increase) in trade and other receivables	3,321	(72,823)	-	19,240
(Decrease) increase in payables and provisions	(17,236)	(27,076)	110	(38,485)
Net Cash from Operating Activities	**135,724**	**2,750**	**33,787**	**2,839**
(b) Reconciliation of Cash				
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the balance sheets as follows:				
Cash	**83,456**	**17,567**	**74,237**	**6,183**
(c) Non-Cash Financing and Investing Activities				
During the financial year the economic entity acquired plant and equipment by means of finance leases. The acquisitions are not reflected in the statement of cash flows and amount to:	**11,633**	**4,277**	**-**	**-**
(d) Finance Facilities				
Bank overdraft available	33,000	33,000	33,000	33,000
Bank overdrafts utilised	**-**	**-**	**-**	**-**
Securitisation finance and loans available	245,000	245,000	145,000	145,000
Securitisation finance and loans utilised	**160,000**	**220,000**	**95,000**	**120,000**
Lease finance facility available	17,500	17,500	-	-
Lease finance facility utilised	**14,603**	**12,535**	**-**	**-**
Indemnity guarantee facility available	17,700	18,212	17,700	18,212
Indemnity guarantee facility utilised	**17,533**	**18,212**	**17,533**	**18,212**
Foreign currency dealing limit facility available	5,500	5,500	5,500	5,500
Foreign currency dealing limit facility utilised	**-**	**-**	**-**	**-**
Cash advance facility available	25,000	-	25,000	-
Cash advance facility utilised	**-**	**-**	**-**	**-**

(e) Acquisition of Controlled Entities and Businesses

(i) On 6 June 2001 a controlled entity acquired the business assets and liabilities of Collective Buying Group for cash consideration of $428,000.

(ii) On 3 August 2001 a controlled entity acquired the business assets and liabilities of Bundaberg Liquorland for cash consideration of $791,000.

(iii) On 11 January 2002 a controlled entity acquired the business assets and liabilities of Kent Town Beverages for cash consideration of $553,000.

Note 18. Cash Flows (continued)

	Note	Metcash Group 2002 $'000	Metcash Group 2001 $'000	Metcash Trading Limited 2002 $'000	Metcash Trading Limited 2001 $'000
Details of the aggregate cash flows and the aggregate assets and liabilities at the dates of acquisition were as follows:					
Cash consideration and acquisition costs paid		1,772	7,302	-	-
Cash balances acquired		-	-	-	-
		1,772	**7,302**	**-**	**-**
Plant and equipment		36	631	-	-
Inventory		-	3,429	-	-
Prepayments		-	150	-	-
Future Income Tax Benefit		-	98	-	-
Payables and provisions		-	(214)	-	-
Fair value of net liabilities acquired		**36**	**4,094**	**-**	**-**
Goodwill on acquisition		1,736	3,208	-	-
		1,772	**7,302**	**-**	**-**

Note 19. Segment Information

	Food Distribution 2002 $'000	Food Distribution 2001 $'000	Food Serivces 2002 $'000	Food Serivces 2001 $'000	Liquor Distribution 2002 $'000	Liquor Distribution 2001 $'000	Consolidated 2002 $'000	Consolidated 2001 $'000
Operating Revenue								
Sales to customers	3,938,901	3,328,017	-	315,479	1,829,552	1,734,797	5,768,453	5,378,293
Inter-segment sales	374,937	332,785	-	3,028	206,427	181,785	-	-
Unallocated revenue	-	-	-	-	-	-	408,298	496,936
Total revenue	**4,313,838**	**3,660,802**	**-**	**318,507**	**2,035,979**	**1,916,582**	**6,176,751**	**5,875,229**
Segment result	88,225	66,185	-	(7,098)	28,858	27,384	117,083	86,471
Unallocated expenses							(27,857)	(29,428)
Consolidated entity operating profit							89,226	57,043
Segment assets	529,809	489,510	-	72,721	306,605	359,911	836,414	922,142
Unallocated assets							410,505	389,588
Total assets							**1,246,919**	**1,311,730**

Note 19. Segment Information (continued)

Geographic Segments

The economic entity operates predominantly in Australia. The New Zealand operation represents less than 10% of revenue, results and assets for the Consolidated Entity.

(a) Industry Product and Services

The economic entity predominantly operates in the industries indicated. Food distribution activities comprise the distribution of grocery and tobacco supplies to retail outlets, convenience stores and hospitality outlets. Liquor distribution activities comprise the distribution of liquor products to retail outlets and hotels.

(b) Inter-Segment Pricing

The selling price between segments is at normal selling price and is paid under similar terms and conditions as any other customers of the economic entity.

Note 20. Superannuation Plans and Employee Ownership Schemes

The economic entity contributes to various employee superannuation plans including defined contribution funds and a defined benefit fund.

The accrued benefits, together with the plan assets at net market value and vested benefits at the most recently available balance date of the defined benefit fund sponsored by the Company and other entities in the economic entity are:

Jewel Superannuation Fund	Accrued benefits $'000	Net Surplus (Deficit) $'000	Plan Assets $'000	Vested Benefits $'000
2002	2,889	200	3,089	2,691
2001	5,537	518	6,055	5,035

The Net Surplus for the current year is based on an estimate provided by the fund administrator. The Net Surplus for the prior year is based on actuarial assessment made on 31 March 2001 by Steven Defina, FIAA.

Employee Option Scheme

An employee option scheme has been established where employees of the consolidated entity have been issued with options over the ordinary shares of Metcash Trading Limited. The options, issued for nil consideration, were offered to all eligible employees of the consolidated entity and could be taken up at their election. The options cannot be transferred and will not be quoted on the ASX and lapse on termination of employment. Details of options issued and outstanding are set out in note 16.

Note 21. Capital Commitments

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
(a) Capital expenditure commitments contracted for at balance date but not provided for				
Due within 1 year	-	**2,660**	-	-
(b) Finance Lease Commitments				
Due within 1 year	5,300	6,689	-	-
Due within 1 - 5 years	11,821	7,286	-	-
Due after 5 years	-	-	-	-
	17,121	13,975	-	-
Future Finance Charges	(2,518)	(1,440)		
	14,603	**12,535**	-	-
Reconciled to:				
Current Liabilities (Note 14)	4,314	6,036	-	-
Non-Current Liabilities (Note 14)	10,289	6,499	-	-
	14,603	**12,535**	-	-
(c) Operating Leases Commitments				
Minimum lease payments (i)				
Due within 1 year	59,194	65,700	-	-
Due within 1 - 5 years	184,045	194,516	-	-
Due after 5 years	197,133	189,497	-	-
	440,372	449,713	-	-
Less: Lease costs provided for in Business exit costs provisions (ii) (Note 15)	(5,001)	(7,207)	-	-
	435,371	**442,506**	-	-
(d) Operating Leases Receivable				
Certain properties under operating lease have been sublet to third parties. The future lease payments expected to be received at the reporting date are:				
Due within 1 year	16,258	14,705	-	-
Due within 1 - 5 years	47,052	42,965	-	-
Due after 5 years	44,344	37,108	-	-
	107,654	**94,778**	-	-

(i) Operating leases have an average lease term of 5 years and an implicit interest rate of 7%. Assets which are the subject of operating leases are primarily Land and Buildings.

Contingent rentals are payable to reflect movements in the Consumer Price Index on certain leases and to reflect the turnover of certain stores occupying the Land and Buildings.

(ii) These commitments represent payments due for either vacated lease premises or premises sublet to third parties at a subsidised rental under non-cancellable operating leases. The commitments have been recognised as a liability as the remaining payments for the premises will provide no further benefits to the consolidated entity. The payments have been discounted at the rate implicit in the lease.

Note 22. Investment Accounted for Using the Equity Method

Name of Associate	Principal Activity	Ownership Interest	Balance Date	Consolidated Carrying amount 2002 $'000	Consolidated Carrying amount 2001 $'000
Produce Traders Trust	Distribution of Fruit & Vegetables	40%	30 June	**881**	**840**
Retained profits of consolidated entity					
Balance at the end of the financial year				422	381
Share of associate's profits					
Operating profit before tax				414	358
Income tax expense attributable to operating profit				-	-
Share of associate's net profits				**414**	**358**
Carrying amount of investment in associates					
Carrying amount at the beginning of the year				840	917
Share of net profit for the financial year				414	358
Current year distributions received				(373)	(435)
Carrying amount of investment in associate at the end of the financial year				**881**	**840**

Contingent Liabilities and Capital Commitments
There are no contingent liabilities or capital commitments of associates

Share of associate's assets and Liabilities	2002 $'000	2001 $'000
Current assets	1,021	1,155
Non-current assets	418	427
Current liabilities	(789)	(838)
Non-current liabilities	(2)	(19)
Net assets	**648**	**725**

Note 23. Controlled Entities

Controlled Entities Incorporated in New South Wales		Controlled Entities Incorporated in Queensland	
Australian Liquor Marketers Pty Limited	(b)	Australian Liquor Marketers (Qld) Pty Ltd	(b)
Campbells Cash & Carry Pty Ltd		Denham Bros Limited	(b)
Clancy's Food Stores Pty Ltd		Moucharo Pty Ltd	(b)
Cotswrap Pty Ltd	(b)	QIW Limited	(b)
Metcash Export Services Pty Ltd		Queensland Independent Wholesalers Limited	(b)
Davids Supermarkets Pty Ltd		Regzem (No. 3) Pty Ltd	(b)
IGA Retail Services Pty Ltd		Regzem (No. 4) Pty Ltd	(b)
Jewel Food Stores Pty Ltd		Retail Stores Development Finance Limited	(b)
Jewel Superannuation Fund Pty Ltd	(b)	Rockblock Pty Ltd	(b)
M-C International Australia Pty Ltd	(b)	RSDF Nominees Pty Ltd	(b)
Metro Cash & Carry Pty Ltd	(b)		
Property Reference Pty Ltd			
Retail Merchandise Services Pty Ltd			
Davids Food Services Pty Ltd	(b)		

Note 23. Controlled Entities (continued)

Controlled Entities Incorporated in Victoria	
Australis Marine Services (Australia) Pty Ltd	(b)
Bofeme Pty Ltd	(b)
City Ice and Cold Storage Company Pty Ltd	(b)
Composite Buyers Finance Pty Ltd	(b)
Composite Buyers Limited	(b)
Composite Pty Ltd	(b)
David Boehm Pty Ltd	(b)
IGA Distribution Pty Ltd	
IGA Distribution (Vic) Pty Ltd	
Five Star Wholesalers Pty Ltd	
Metcash Holding Pty Ltd	
Keithara Pty Ltd	(b)
Knoxfield Transport Service Pty Ltd	(b)
Moorebank Transport Pty Ltd	(b)
Payless Superbarn (NSW) Pty Ltd	(b)
Payless Superbarn (VIC) Pty Ltd	(b)
Rainbow Supermarkets Pty Ltd	(b)
Mirren (Australia) Pty Ltd	
Stonemans (Management) Pty Ltd	
Stonemans Self Service Pty Ltd	

Controlled Entities Incorporated in South Australia	
Arrow Limited	
Blue Lake Exporters Pty Ltd	
Casuarina Village Shopping Centre Pty Ltd	
IGA Distribution (SA) Limited	
Metcash Management Pty Ltd	
Gawler Supermarkets Pty Ltd	
Metcash Storage Ltd	
Green Triangle Meatworks Limited	
Pasadena Properties Pty Ltd	
Pasadena Retail Pty Ltd	
Plympton Properties Pty Ltd	
Seaford Supermarket Pty Ltd	
Wimbledon Unit Trust	(b)

Controlled Entities Incorporated in New Zealand	
Tasman Liquor Company Ltd	(a)

Controlled Entities Incorporated in Western Australia	
Australian Liquor Marketers (WA) Pty Ltd	(b)

All controlled entities are 100% owned (2001: 100%).

(a) Audited by other member firms of Ernst & Young International

(b) Pursuant to Class Order 98/1418, relief has been granted to all controlled entities, except those marked (a) or (b), from the Corporations Law requirements for preparation, audit and lodgement of their financial reports. As a condition of the Class Order, Metcash Trading Limited and the controlled entities subject to the Class Order (the "Closed Group") entered into a Deed of Cross Guarantee on 27 May 1994 or assumption deeds dated 7 February 1995 and 20 May 1996. The effect of the deed is that Metcash Trading Limited has guaranteed to pay any deficiency in the event of winding up of these controlled entities. The controlled entities have also given similar guarantees in the event that Metcash Trading Limited is wound up. There have been no changes to the closed group during the year.

The consolidated profit and loss statement and balance sheet of entities which are members of the closed group are as follows:

Consolidated profit and loss statement	2002 $'000	2001 $'000
Operating profit before income tax	63,240	23,509
Income tax attributable to operating profit	(29,087)	(8,307)
Operating profit after Income tax	34,153	15,202
(Accumulated losses) at the beginning of the financial year	(226,585)	(220,852)
Available for appropriation	(192,432)	(205,650)
Dividends Provided for or paid	(20,249)	(20,935)
(Accumulated Losses) at the end of the financial year	**(212,681)**	**(226,585)**

Note 23. Controlled Entities (continued)

Consolidated profit and loss statement	2002 $'000	2001 $'000
Consolidated Balance Sheet		
Current assets		
Cash assets	82,667	10,419
Receivables	244,736	295,986
Inventories	211,918	190,287
Other	1,193	2,124
Total Current Assets	**540,514**	**498,816**
Non-current assets		
Receivables	76	38
Other financial assets	231,303	231,303
Property, plant and equipment	99,490	87,906
Intangible assets	80,284	85,341
Other assets	10,304	58,758
Total Non-current Assets	**421,457**	**463,346**
Total Assets	**961,971**	**962,162**
Current liabilities		
Payables	503,124	428,702
Interest-bearing liabilities	34,020	4,993
Provisions	21,128	39,148
Total Current Liabilities	**558,272**	**472,843**
Non-current liabilities		
Interest-bearing liabilities	74,645	125,989
Provisions	14,554	14,781
Total Non-current Liabilities	**89,199**	**140,770**
Total Liabilities	**647,471**	**613,613**
Net Assets	**314,500**	**348,549**
Equity		
Contributed equity	514,404	562,357
Reserves	12,777	12,777
(Accumulated losses)	(212,681)	(226,585)
Total Equity	**314,500**	**348,549**

Note 24. Directors' and Executives' Remuneration

(a) Directors' Remuneration

Income paid, payable or otherwise made available to Directors by entities in the economic entity and related parties in connection with the management of affairs of the parent entity or its controlled entities are shown in the following bands:

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
$	Number	Number	Number	Number
Nil - 9,999			3	3
50,000 - 59,999			2	2
70,000 - 79,999			-	1
80,000 – 89,999			1	-
200,000 - 209,999			-	1
510,000 - 519,999			-	2
590,000 – 599,999			2	-
850,000 – 859,999			-	1
1,040,000 – 1,049,999			1	-
The aggregate income of the directors referred to above	**2,440,511**	**2,288,143**	**2,440,511**	**2,288,143**

Remuneration excludes the value of option grants to Directors during the year.

No prescribed benefits were given to a person in connection with the retirement of a person from a prescribed office, in relation to a company in the economic entity, during the financial year.

(b) Executives' Remuneration

The number of executives whose total income for the year falls within the following bands were:

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
$	Number	Number	Number	Number
100,000 - 109,999	4	7	-	-
110,000 - 119,999	6	9	-	-
120,000 - 129,999	4	10	-	-
130,000 - 139,999	8	4	-	-
140,000 - 149,999	9	7	-	-
150,000 - 159,999	3	11	-	-
160,000 - 169,999	12	5	-	-
170,000 - 179,999	7	10	-	-
180,000 - 189,999	7	2	-	-
190,000 - 199,999	9	8	-	-
200,000 - 209,999	8	3	-	-
210,000 - 219,999	4	2	-	-
220,000 – 229,999	5	6	-	-
230,000 - 239,999	2	4	-	-
240,000 – 249,999	2	-	-	-
250,000 - 259,999	-	2	-	-
260,000 - 269,999	2	3	-	-
270,000 - 279,999	2	-	-	-
290,000 – 299,999	1	-	-	-
300,000 – 309,999	1	1	-	-

Note 24. Directors' and Executives' Remuneration (continued)

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
$	Number	Number	Number	Number
330,000 - 339,999	-	1	-	-
340,000 – 349,999	1	-	-	-
370,000 - 379,999	-	1	-	-
390,000 – 399,999	-	1	-	-
400,000 – 409,999	1	1	-	-
410,000 – 419,999	-	1	-	-
420,000 – 429,999	-	1	-	-
430,000 – 439,999	-	1	-	-
450,000 – 459,999	1	-	-	-
460,000 – 469,999	3	-	-	-
510,000 - 519,999	-	2	-	-
550,000 – 559,000	1	-	-	-
590,000 – 599,000	2	-	-	-
850,000 – 859,000	-	1	-	-
1,040,000 – 1,049,999	1	-	-	-
The aggregate income of the executives referred to above	**22,330,856**	**20,055,602**	**-**	**-**

Remuneration excludes the value of options granted to Directors and executives during the year.

Note 25. Auditors' Remuneration

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$	$	$	$
Amounts received, or due and receivable, by Ernst & Young for:				
an audit or review of the financial report of the entity and any other entity in the consolidated entity	735,706	644,252	-	-
other services in relation to the entity and any other entity in the consolidated entity	230,437	28,000	-	-
	966,143	**672,252**	**-**	**-**

Note 26. Contingent Liabilities

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Contingent liabilities for which provisions are not included in the accounts are:				
Other persons				
A controlled entity has entered into agreements to buy back stock and acquire plant and equipment from third parties under certain circumstances amounting to:	3,084	3,084	-	-
A controlled entity has guaranteed third party loans to storeowners amounting to:	1,560	1,560	-	-

Note 26. Contingent Liabilities (continued)

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
The Company and certain controlled entities have granted bank guarantees to third parties in respect of property lease obligations to the value of:	17,760	17,983	-	-
From time to time the Metcash Group is involved in litigation with external parties. The estimated exposure to such litigation for which no provision has been made in the accounts at balance date is:	50	414	-	-

Note 27. Related Parties

(a) Controlling Entity

The ultimate controlling entity is Metro Cash and Carry Limited, a company incorporated in The Republic of South Africa. The immediate controlling entity is Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands.

(b) Directors and Director-related Entities

The following held office as a director of the Company during the entire financial year:
C.S. dos Santos, A.E. Harris, A. Reitzer, M. Jablonski, E. Jankelowitz, V.D. Rubin, P.L. Barnes, R.A. Longes, B. Hale.

(i) Remuneration and retirement benefits

Remuneration paid, payable or otherwise made available to the Directors of entities in the economic entity and aggregate amounts paid in connection with the retirement of Directors of entities in the economic entity are disclosed in Note 24.

(ii) Equity transactions with Directors and their Director-related entities

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
	$	$	$	$
The aggregate number of equity instruments issued to Directors of the Company and the economic entity and their Director-related entities during the year were:				
Ordinary Share Options	4,828,000	-	4,828,000	-
The aggregate number of equity instruments held by Directors of the Company and the economic entity and their Director-related entities at balance date were:				
Ordinary Shares	2,885,000	350,000	2,885,000	350,000
Converting Preference Shares	-	362,500	-	362,500
Ordinary Share Options	5,000,000	4,000,000	5,000,000	4,000,000

Directors and Director-related entities received normal dividends on these ordinary shares and converting preference shares.

Note 27. Related Parties (continued)

(iii) Directors' Loans

No loans were made to Directors, or entities affiliated with the Directors, by any entity within the economic entity, during the financial year.

(iv) Other Director Transactions

Directors of the economic entity and Directors of its related parties, or their Director related entities, conduct transactions with entities, within the economic entity, that occur within a normal employee, customer or supplier relationship, on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or Director related entity at arm's length in similar circumstances.

(c) Transactions with entities in the Wholly Owned Group

Metcash Trading Limited is the ultimate parent entity in the wholly owned group comprising the Company and its wholly owned controlled entities.

The Company advanced and repaid loans, received loans, received cash and paid trade creditors on behalf of entities in the wholly owned group during the current and previous financial periods. With the exception of the loans, which are interest free, these transactions were on normal terms and conditions.

(d) Transactions with other related parties

		Metcash Group		Metcash Trading Limited	
		2002	2001	2002	2001
		$	$	$	$
The aggregate amounts recognised in respect of the following types of transactions and each class of related party involved were:					
Transaction Type	*Class of other related party*				
Purchases from	Associates	-	17,935	-	-
Management fees to	Ultimate controlling entity	1,175,000	350,000	1,175,000	350,000
Expenses paid to	Ultimate controlling entity	192,568	1,100,000	-	-

All of the above transactions were made on commercial terms and at market rates (excluding management fees).

(e) Amounts receivable from and payable to entities in the wholly owned group and other related parties

	Metcash Group		Metcash Trading Limited	
	2002	2001	2002	2001
Aggregate amounts receivable at balance date from:				
Current				
Entities in the wholly owned group	-	-	198,315,255	311,936,318
Aggregate amounts payable at balance date to:				
Current				
Ultimate controlling entity	67,617	899,282	-	-

Note 28. Subsequent Events

There have been no significant events occurring after the balance date, which may affect either the consolidated entity's operations or results of those operations or the consolidated entity's state of affairs.

Note 29. Additional Financial Instrument Disclosures

The economic entity's exposure to interest rate risk, repricing maturities and the effective interest rates on financial instruments at balance date are as follows:

			Fixed Interest Rate Maturities				
30 April 2002	Weighted Average Interest Rate %	Floating Interest Rate $'000	1 Year or Less $'000	1 to 5 Years $'000	Over 5 Years $'000	Non Interest Bearing $'000	Total $'000
Assets							
Cash	4.20	83,456					83,456
Trade debtors						450,025	450,025
Other debtors	5.77	8,092	1,176	113	-	50,120	59,501
Investments						181	181
Total financial assets		**91,548**	**1,176**	**113**	**-**	**500,326**	**593,163**
Liabilities							
Trade creditors						608,813	608,813
Other creditors						73,740	73,740
Bank overdrafts	9.25					-	-
Securitisation finance	5.05	160,000					160,000
Lease liabilities	8.20		4,314	10,289			14,603
Other provisions			3,050	3,067		1,978	8,095
Total financial liabilities		**160,000**	**7,364**	**13,356**	**-**	**684,531**	**865,251**
Net financial assets (liabilities)		**(68,452)**	**(6,188)**	**(13,243)**	**-**	**(184,205)**	**(272,088)**
30 April 2001							
Assets							
Cash	4.00	17,567				-	17,567
Trade debtors						456,742	456,742
Other debtors	5.98	8,894	1,678	308	-	101,089	111,969
Investments						181	181
Total financial assets		**26,461**	**1,678**	**308**	**-**	**558,012**	**586,459**
Liabilities							
Trade creditors						597,117	597,117
Other creditors						59,006	59,006
Bank overdrafts	10.00					-	-
Securitisation finance	6.13	220,000					220,000
Lease liabilities	7.31		6,036	6,499	-		12,535
Other provisions			5,502	5,357	-	24,437	35,296
Total financial liabilities		**220,000**	**11,538**	**11,856**	**-**	**680,560**	**923,954**
Net financial assets (liabilities)		**(193,539)**	**(9,860)**	**(11,548)**	**-**	**(122,548)**	**(337,495)**

Metcash Trading Limited and Controlled Entities
ACN 000 031 569

Directors' Declaration

In accordance with a resolution of the Directors of Metcash Trading Limited, in the opinion of the Directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including;

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 April 2002 and of their performance for the year ended on that date; and

(ii) complying with accounting standards and Corporations Regulations 2001;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(c) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 23 will be able to meet any obligations or liabilities to which they may become subject to, by virtue of the Deeds of Cross Guarantee.

For and on behalf of the board

Andrew Reitzer
Director

Edwin Jankelowitz
Director
Sydney 23 July 2002

ERNST & YOUNG

■ The Ernst & Young Building
321 Kent St
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 6565
DX Sydney Stock Exchange 10172

Independent Audit Report

To the members of Metcash Trading Limited

Audit Opinion

We have audited the financial report of Metcash Trading Limited for the financial year ended 30 April 2002, as set out on pages 28 to 61, including the Directors' Declaration. The financial report includes the financial statements of Metcash Trading Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at years end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Metcash Trading Limited is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 April 2002 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Gary Daniels
Partner
Sydney, 23 July 2002

Liability limited by the Accountants Scheme,
approved under the Professional Standards Act 1994 (NSW)

Distribution of Shares - Ordinary Shares

Information relating to shareholders as at 16 July 2002

Distribution of Shares

Size of Holding	No. of Shareholders
1 - 1,000	2,511
1,001 - 5,000	5,750
5,001 - 10,000	1,976
10,001 - 100,000	1,679
100,001 - over	108
	12,024

Number of holdings of less than a marketable parcel	221

Top Twenty Shareholders

Name	No. of Shares	% of Issued shares
Soetensteeg 2-61 Exploitatiemaatschappij B V	385,121,094	63.42
J P Morgan Nominees Australia Limited	24,127,548	3.97
National Nominees Limited	16,777,172	2.76
Westpac Custodian Nominees Limited	14,173,712	2.33
RBC Global Services Australia Nominees Pty Ltd <Pipooled A/c>	7,865,020	1.30
ANZ Nominees Limited	7,861,225	1.29
Commonwealth Custodial Services Limited	6,901,650	1.14
MLC Limited	6,382,265	1.05
Allind Pty Ltd	6,194,847	1.02
Queensland Investment Corporation	4,904,219	0.81
Citicorp Nominees Pty Ltd	4,367,165	0.72
Cogent Nominees Pty Ltd <SMP Account>	3,765,649	0.62
AMP Life Ltd	3,141,312	0.52
RBC Global Services Australia Nominees Pty Ltd <PIIC A/c>	1,702,561	0.28
IOOF Investment Management Limited	1,582,225	0.26
McNeill Nominees Pty Ltd.	1,435,000	0.24
Berpaid Pty Ltd	1,260,228	0.21
Mr A Reitzer	1,200,000	0.20
UBS Warburg Private Clients Nominees Pty Ltd	1,138,104	0.19
Cogent Nominees Pty Ltd	1,113,351	0.18
	501,014,347	**82.51**

Substantial Shareholders

The following is extracted from the Company's register of substantial shareholders:

	No. of Shares
Soetensteeg 2-61 Exploitatiemaatschappij B V	385,121,094
JP Morgan Nominees Australia Limited	24,127,548

Voting Rights of Ordinary Shares

The holders of ordinary shares in the Company are entitled at any General Meeting, either in person or by proxy, on a show of hands, to one vote, and on a poll to one vote for each fully paid share.

Directors
C.S. dos Santos - Non-Executive Chairman
A.E. Harris - Non-Executive Deputy Chairman
A. Reitzer - Chief Executive Officer
P.L. Barnes - Non-Executive
B.J. Hale - Non-Executive
M.R. Jablonski - Merchandise Director
L. Jardin - CEO, IGA Distribution Pty Ltd
E.M. Jankelowitz - Finance Director
R.A. Longes - Non-Executive
V.D. Rubin - Non-Executive
M.J. Wesslink - CEO, Australian Liquor Marketers

Company Secretary
J.A. Randall

Registered Office
4 Newington Road
Silverwater NSW 2128
Telephone: 61 2 9741 3000
Facsimile: 61 2 9741 3300

Auditors
Ernst & Young
321 Kent Street
Sydney NSW 2000

Share Registry
Computershare Investor Services Pty Ltd
GPO Box 7045
Sydney NSW 1115
Telephone: 61 2 8234 5222
Facsimile: 61 2 8234 5050

Stock Exchange Listing
Metcash Trading Limited shares are quoted on the Australian Stock Exchange

Annual General Meeting
The ninth Annual General Meeting will be held at 2:30pm on Wednesday 4 September 2002 at the Heritage Ballroom, Westin Hotel, No. 1 Martin Place, Sydney.

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